UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

COMPUDYNE CORPORATION

(Name of Subject Company)

COMPUDYNE CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.75 PER SHARE

(Title of Class of Securities)

204795306

(CUSIP Number of Class of Securities)

Martin A. Roenigk

Director, Chairman, President

and Chief Executive Officer

2530 Riva Road

Suite 201

Annapolis, Maryland 21401

(410) 224-4415

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

Brian D. Doerner, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

215-665-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

The name of the subject company to which this solicitation/recommendation statement on Schedule 14D-9 (the “Statement”) relates is CompuDyne Corporation (“CompuDyne” or the “Company”), a Nevada corporation. The principal executive offices of CompuDyne are located at 2530 Riva Road, Suite 201, Annapolis, Maryland 21401. The telephone number of the principal executive offices of CompuDyne is (410) 224-4415.

This Statement relates to CompuDyne Common Stock, par value $0.75 per share (“CompuDyne Common Stock” or the “Common Stock”). As of August 13, 2007, there were 8,444,615 shares of CompuDyne Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

The name, business address and business telephone number of CompuDyne are set forth in Item 1 above. CompuDyne is the person filing this Statement.

This Statement relates to the tender offer by Patriot Acquisition Corp., a Nevada corporation (“Purchaser”), as disclosed in a tender offer statement on Schedule TO filed by Purchaser, Parent, Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. with the Securities and Exchange Commission (the “SEC”) on August 14, 2007 (such Schedule TO, as amended or supplemented from time to time hereafter being the “Schedule TO”), to purchase each outstanding share of CompuDyne Common Stock (collectively, the “Shares”), for $7.00 per Share (the “Offer Price”), net to seller in cash (subject to applicable withholding tax) without interest. Purchaser’s offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 14, 2007 (as amended and supplemented from time to time, the “Offer to Purchase”), and in the related letter of election and transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be supplemented or amended from time to time hereafter, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated August 6, 2007, by and among Gores Patriot Holdings, Inc., a Delaware corporation (“Parent”), Purchaser and CompuDyne (the “Merger Agreement”). The Purchaser’s obligation to purchase Shares tendered in the Offer is subject to the valid tender of Shares, which, together with all of the other Shares owned by Purchaser and Parent, represent at least 53% of the outstanding Shares (including Shares issuable upon the exercise of outstanding stock options but not Shares issuable upon the exercise of CompuDyne’s outstanding convertible notes). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the Nevada Revised Statutes, Purchaser will merge with and into CompuDyne and CompuDyne will survive as a wholly owned subsidiary of Purchaser (the “Merger”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. At the effective time of the Merger, each Share (other than Shares owned by CompuDyne, Parent and Purchaser and Shares held by stockholders who have demanded and perfected dissenters’ rights under the Nevada Revised Statutes) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount of the Offer Price and all Shares will cease to be outstanding, will automatically be cancelled and cease to exist. Purchaser is wholly owned by Parent. Parent is wholly owned as of the date of the Offer by Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P., which are limited investment partnership affiliates of The Gores Group, LLC (“Gores”). It is anticipated that, in connection with the consummation of the Offer and the Merger, Parent will issue minority equity participations to its financing partner and to Stuart Mackiernan. Parent was formed for the purpose of effecting the transactions contemplated in the Merger Agreement, including the Offer. As set forth in the Offer to Purchase and as set forth in the Schedule TO, the principal executive offices of Parent, Purchaser and Gores are located at c/o The Gores Group, LLC, 10877 Wilshire Boulevard, 18th Floor, Los Angeles, California 90024 and its telephone number is (310) 209-3010.

The initial expiration date for the Offer is 5:00 P.M., New York City time, on Wednesday, September 12, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

Certain information provided by CompuDyne and relating to the Offer, the full text of which has previously been filed with the SEC as preliminary communications made before commencement of the Offer, is available at www.CompuDyne.com.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of CompuDyne attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between CompuDyne or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Purchaser or Parent or their respective executive officers, directors or affiliates. The Information Statement is being furnished to CompuDyne’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s possible designation, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of CompuDyne (the “CompuDyne Board”) other than at a meeting of the stockholders of CompuDyne. The Information Statement is incorporated herein by reference.

In considering the recommendation of the CompuDyne Board with respect to the Offer and the Merger, you should be aware that certain executive officers and directors of CompuDyne have interests in the Offer and the Merger that are described below and in the Information Statement and which are different from those of stockholders generally. The CompuDyne Board was aware of such contracts, agreements, arrangements and understandings and considered them along with other matters described in Item 4 below.

Parent, Purchaser and Their Affiliates

Confidentiality Agreement

In connection with exploring the potential acquisition of CompuDyne, CompuDyne and Potomac Key Group, LLC (“Potomac”) entered into a Confidentiality Agreement (the “Confidentiality Agreement”), dated December 28, 2006, pursuant to which, for a period of two years, Potomac agreed: (1) to keep all proprietary information about CompuDyne confidential; (2) not to use such proprietary information for any purpose other than in connection with a potential transaction with CompuDyne and (3) not to disclose to any person any information about a potential transaction with CompuDyne, other than Potomac representatives who are evaluating such potential transaction. Potomac also agreed to be responsible for the breach of the agreement by its representatives and to take reasonable measures to restrain its representatives for unauthorized disclosure of proprietary information. In addition, for one year from the effective date of the Confidentiality Agreement, Potomac agreed not to directly or indirectly solicit for employment or employ any person who was an officer of CompuDyne at the time the Confidentiality Agreement was entered into, without CompuDyne’s consent. Potomac also agreed that, unless specifically permitted in writing in advance by CompuDyne, neither Potomac nor its representatives would purchase or offer to purchase any ownership of the Company’s assets, business or securities, solicit proxies from CompuDyne’s stockholders, offer to enter into or make any public announcement regarding a merger or other extraordinary transaction involving CompuDyne or initiate or induce or participate with any other person in initiating any stockholder proposal, change in control, tender offer or convening of a stockholders meeting of CompuDyne. Stuart Mackiernan is the President of Potomac. The summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(2) to this Statement.

On February 16, 2007, Gores entered into a confidentiality agreement (the “Letter Agreement”) with Potomac, pursuant to which, among other things, Gores agreed to keep confidential certain information it received regarding CompuDyne, as well as to standstill restrictions regarding certain purchases of CompuDyne’s securities and other matters for a period of one year. The summary and description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is included as Exhibit (e)(3) to this Statement.

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Merger Agreement

Parent, Purchaser and CompuDyne have entered into the Merger Agreement. A summary of the terms of the Offer and the Merger Agreement is incorporated herein by reference to the sections of the Offer to Purchase entitled “Introduction” and Section 12—“Transaction Documents.” Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference and included as Exhibit (e)(1) to this Statement.

Guaranty

Two affiliates of Gores, Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P., have delivered to CompuDyne a limited guarantee (the “Guaranty”) of Parent’s obligation to pay certain amounts under the Merger Agreement (including the termination fee), up to a maximum amount equal to $3.5 million. The summary and description of the Guaranty is qualified in its entirety by reference to the Guaranty, which is included as Exhibit (e)(8) to this Statement.

Tender and Voting Agreement

Under the Tender and Voting Agreements by and among Parent, Purchaser and each of the directors of CompuDyne (the “Tender and Voting Agreement”) the directors agreed to (i) not transfer their Shares, (ii) vote their Shares in favor of the Merger (including adoption of the Merger Agreement) and against any action or agreement which would materially impede, interfere with, or prevent, the Merger, (iii) tender, and not withdraw, all of their Shares prior to the expiration of the Offer, and (iv) exercise their options (to the extent such options have an exercise price less than the Offer Price) if all other conditions to the Offer have been satisfied or waived and the tender of such Shares issued in connection with such exercise are required to satisfy the Minimum Condition. The summary and description of the Tender and Voting Agreement is qualified in its entirety by reference to the Tender and Voting Agreement, which is included as Exhibit (e)(7) to this Statement.

Directors and Officers of CompuDyne

Stock Incentive Compensation Plans

Upon Purchaser’s consummation of the Offer, under each of the CompuDyne Corporation 1996 Stock Incentive Compensation Plan for Employees (the “1996 Plan”), the CompuDyne Corporation 2005 Stock Incentive Plan for Employees (the “2005 Plan”), the 1996 Non-Employee Director Plan and 2005 Stock Option Plan for Non-Employee Directors, all outstanding options shall become fully vested and exercisable. All unexercised stock options that remain outstanding at the effective time of the Merger will terminate. Holders of unexercised in-the-money stock options at the effective time of the Merger will receive the difference between $7.00 per share and the exercise price for the options.

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The following table shows the total number of unvested stock option awards held as of August 10, 2007 by each executive officer and director that are expected to become fully vested and exercisable in connection with the transactions contemplated by the Merger Agreement. The options subject to acceleration have exercise prices between the ranges of $5.13 and $7.985. The intrinsic value of options subject to acceleration set forth in the table below represents the difference between the exercise price of the unvested options and the Offer Price (to the extent the Offer Price exceeded the exercise price).

Name	Total Number of Unvested Stock Options Held	Intrinsic Value of Unvested Stock Options Accelerating
Martin A. Roenigk	120,000	$6,000
Ronald J. Angelone	25,000	$24,525
David W. Clark, Jr.	25,000	$24,525
Albert R. Dowden	25,000	$24,525
Geoffrey F. Feidelberg	26,000	$2,800
John H. Gutfreund	25,000	$24,525
Wade B. Houk	25,000	$24,525
Philip M. Blackmon	16,000	$4,880
Gary T. Bunyard	—	—
Gary A. Mangus	16,000	$2,800
W. C. Rock	800	$548

Retention Plan

Upon Purchaser’s consummation of the Offer, certain key employees of CompuDyne will be entitled to benefits and payments under the CompuDyne Corporation Retention Plan for Selected Employees (the “Retention Plan”). These key employees include Martin A. Roenigk, Geoffrey F. Feidelberg, Gary A. Mangus and Philip M. Blackmon. Under the Retention Plan, these executive officers will be entitled to certain benefits due to the change in control of CompuDyne. A change in control is defined as a merger of CompuDyne with any third party which results in CompuDyne’s stockholders immediately prior to the merger owning less than 50% of the common stock of the surviving company or the acquisition by any third party of equity securities representing more than 50% of the ownership of CompuDyne. Consummation of the Offer will constitute a change in control.

The benefits to be received by these individuals include receipt of a retention payment in cash equal to their current annual salary and the immediate vesting of any outstanding options previously granted to such executive officer. The immediate vesting of outstanding options upon a change in control is also provided for under the 1996 Plan and 2005 Plan, as described above. The estimated value of the cash retention payments to the participating executive officers of CompuDyne under their retention plan, which are expected to be paid at the time of the change in control of CompuDyne, is as follows:

Name	Retention Payment(1)
Martin A. Roenigk	$275,000
Geoffrey F. Feidelberg	$288,750
Gary A. Mangus	$210,000
Philip M. Blackmon	$150,010
Gary T. Bunyard	$225,000
W. C. Rock	$77,500

(1)	Payment based on twelve months of the executive’s annual salary in effect as of August 10, 2007.

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Cash Bonuses

In connection with the Merger, the Compensation Committee of the CompuDyne Board of Directors approved cash bonuses for each of Martin A. Roenigk and Geoffrey F. Feidelberg in the amounts of $275,000 and $238,750, respectively. The cash bonuses are payable upon Purchaser’s consummation of the Offer. The Compensation Committee granted these bonuses based upon Messrs. Roenigk and Feidelberg’s efforts in negotiating the Merger Agreement.

Convertible Notes

David W. Clark, Jr. and Wade B. Houk, directors of CompuDyne, own $150,000 and $10,000 of CompuDyne’s 6.25% Convertible Subordinated Notes Due 2011 (the “Notes”), respectively. The Notes are convertible into shares of Common Stock at a conversion price of $13.89 per share. Consummation of the Offer is expected to constitute a change in control under the indenture for the Notes. Holders of Notes will continue to hold such Notes following the consummation of the Offer and the Merger subject to terms of the indenture for the Notes. Upon a change in control, CompuDyne has the right to redeem the Notes at a redemption price currently equal to 104% of the principal amount of the Notes. Purchaser, however, has indicated that it does not expect to cause CompuDyne to redeem the Notes. In addition, the indenture for the Notes provides the Note holders with certain rights upon a change in control, including the right, if CompuDyne does not redeem the Notes pursuant to the terms of the Indenture, to require CompuDyne to repurchase the Notes.

Director and Officer Indemnification; Insurance

Under the terms of the Merger Agreement, the indemnification provisions contained in the Bylaws and Articles of Incorporation of CompuDyne, as the surviving corporation in the Merger, will be at least as favorable to individuals who immediately prior to the Merger closing date were directors, officers, agents or employees of CompuDyne, or otherwise entitled to indemnification under CompuDyne’s Bylaws and Articles of Incorporation (the “Indemnified Parties”) as the provisions contained in CompuDyne’s Bylaws and Articles of Incorporation on August 6, 2007 (the date of the Merger Agreement). The indemnification provisions of the Bylaws and Articles of Incorporation will not be amended in a manner adverse to the Indemnified Parties for six years after the closing of the Merger. CompuDyne will also purchase “tail” insurance coverage that provides coverage in an amount and scope at least as favorable as CompuDyne’s existing directors’ and officers’ liability insurance program for a period of six years, for claims arising from facts or events that occurred prior to the effective time of the Merger. CompuDyne, as the surviving corporation in the Merger, will indemnify and hold harmless (including payment of expenses) the Indemnified Parties to the fullest extent permitted under Nevada law against claims arising out of the Merger Agreement or under the Securities Exchange Act of 1934, as amended, and will pay reasonable expenses of counsel in connection with defending any such claims.

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Item 4. The Solicitation or Recommendation.

RECOMMENDATION OF THE BOARD OF DIRECTORS

At a meeting held on August 2, 2007, the CompuDyne Board of Directors unanimously: (1) resolved that the terms of the Merger Agreement are fair to, and in the best interests of, CompuDyne and CompuDyne’s stockholders; (2) authorized the execution and delivery of the Merger Agreement; (3) approved, authorized and adopted the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (4) recommended acceptance of the Offer and the adoption and approval of the Merger Agreement by the CompuDyne stockholders.

COMPUDYNE’S BOARD OF DIRECTORS, BY UNANIMOUS VOTE OF THE DIRECTORS ON AUGUST 2, 2007, RECOMMENDS THAT COMPUDYNE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

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BACKGROUND OF THE MERGER

CompuDyne’s management and the CompuDyne Board of Directors (the “CompuDyne Board”) have periodically assessed potential strategic opportunities to acquire other companies or be acquired by other companies. In February 2005, the CompuDyne Board determined that as a result of CompuDyne’s complex structure and the high cost of such structure, CompuDyne should consider selling one or more of its business units to simplify its structure.

On April 22, 2005, CompuDyne engaged USBX Advisory Services, LLC (“USBX”) to assist it in identifying strategic alternatives for CompuDyne’s Institutional Security Systems and Integrated Electronic Systems segments as well as the Norshield and Fiber SenSys components of its Attack Protection segment. In addition, beginning with its quarterly report on Form 10-Q for the quarter ended June 30, 2005, CompuDyne included disclosure that it was evaluating its strategy to determine if CompuDyne would benefit from focusing on fewer segments. During the period from June 2005 until September 2005, USBX contacted 90 potential buyers regarding the sale of such CompuDyne businesses. USBX continued communicating with potential buyers with regard to the Institutional Security Systems and Integrated Electronic Systems segments from September 2005 through 2006, but such communications never advanced beyond the preliminary stages. During the fourth quarter of 2005, two potential parties expressed a serious interest in the Norshield business, but following initial discussions and due diligence, negotiations did not progress. During the fourth quarter of 2005, three potential buyers indicated their interest in Fiber SenSys and two such buyers attended management presentations, but neither party submitted a final offer, citing financial performance and a delay in securing a critical contract. As a result, CompuDyne decided to halt the Fiber SenSys sale process until early 2006.

In September 2005, CompuDyne retained Morgan Keegan & Co., Inc. (“Morgan Keegan”) to assist it in identifying strategic alternatives for CompuDyne’s Public Safety and Justice segment. Morgan Keegan contacted 90 potential purchasers, including both strategic and financial potential purchasers. Indications of interest were received from several potential purchasers between December 2005 and January 2006 and CompuDyne moved forward in the process with four potential purchasers. By the end of February 2006, two of the purchasers dropped out and, in March 2006, CompuDyne decided to end the process. In October 2006, another potential purchaser indicated interest in Tiburon but decided it could not pursue the acquisition at that time.

In February 2006, USBX re-commenced contact with parties interested in purchasing Fiber SenSys. Such discussions progressed with two interested parties throughout the spring of 2006 and the interested parties conducted due diligence. In June 2006, one of the interested parties submitted a bid for Fiber SenSys significantly below the other interested party’s non-binding initial indication of interest. As a result, CompuDyne rejected the bid and continued to move forward in the sale process with the remaining interested party. From June 2006 through March 2007, the process continued to progress with the remaining interested party conducting due diligence on Fiber SenSys and the parties negotiating the sale price and terms of the purchase agreement regarding Fiber SenSys. A final purchase agreement was fully negotiated; however, based on the progress of the process to sell the entire company, described in detail below, CompuDyne decided to suspend negotiations to sell Fiber SenSys in March 2007.

In December 2006, the financial advisors of Stuart Mackiernan of Potomac Key Group, LLC contacted Geoffrey Feidelberg, CompuDyne’s Chief Financial Officer, on behalf of Mr. Mackiernan, regarding a potential business combination transaction or sale of CompuDyne. On December 28, 2006, Potomac Key Group, LLC, of which Mr. Mackiernan is President, and CompuDyne executed a confidentiality agreement. On January 9, 2007, Mr. Feidelberg met with Mr. Mackiernan and his financial advisors in Washington, D.C. to discuss the possibility of having Mr. Mackiernan obtain a financial sponsor to back a bid for CompuDyne led by Mr. Mackiernan.

On February 21, 2007, Mr. Mackiernan first met with Gores to discuss a possible transaction with CompuDyne. After several discussions, in early March 2007, Mr. Mackiernan selected Gores as his partner in the transaction.

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On March 10, 2007, Marty Roenigk, CompuDyne’s Chief Executive Officer, received from Gores and Mr. Mackiernan an initial written proposal to acquire all of the outstanding shares of CompuDyne for $8.50 per share. The proposal was subject to the completion of due diligence and negotiation of definitive documentation. On March 11, 2007, Mr. Roenigk agreed to discuss the offer with the CompuDyne Board and have discussions with Gores about the business. On March 15, 2007, an introductory meeting between Mr. Roenigk, Mr. Feidelberg and Gores, Mr. Mackiernan and Mr. Mackiernan’s financial advisor was held in Severna Park, Maryland to discuss CompuDyne’s business.

Following the March 15th meeting, Gores began conducting onsite and general due diligence. Throughout March and April of 2007, CompuDyne responded to due diligence requests and made appropriate materials available.

On April 4, 2007, CompuDyne received a proposed letter of intent from another potential purchaser, a foreign entity, to purchase each outstanding share of CompuDyne for $8.10, subject to due diligence review. The other potential purchaser had previously executed a confidentiality agreement with CompuDyne on March 12, 2007. From April 5, 2007 through June 15, 2007, the other potential purchaser was given access to requested due diligence materials.

On April 9, 2007, at a telephonic meeting, the CompuDyne Board discussed that two separate private equity firms indicated an interest in acquiring CompuDyne, and the CompuDyne Board expressed its desire to continue negotiations with both parties. The Board also approved entering into the letter of intent with the other potential purchaser, provided that it permitted continued negotiation with Gores.

After further negotiations, on April 30, 2007, CompuDyne entered into a letter of intent with the other potential purchaser which offered to purchase each outstanding share of CompuDyne Common Stock for $8.10 in cash via a merger, subject to performing additional due diligence and the negotiation of a definitive merger agreement. The other potential purchaser immediately started conducting extensive due diligence, including numerous conference calls with CompuDyne management and onsite visits to certain of CompuDyne’s facilities. Throughout May and into June of 2007, CompuDyne facilitated continued due diligence by the other potential purchaser, including onsite due diligence meetings from May 11, 2007 to June 1, 2007 at certain of CompuDyne’s branches.

On May 1, 2007, Mr. Roenigk received from Gores and Mr. Mackiernan a revised proposal to purchase all outstanding shares of CompuDyne for $7.75 per share. This revised proposal reflected a materially lower revenue and profitability forecast for 2007, and a more refined view of the business and potential debt financing and capital structure for a transaction. Mr. Roenigk and Mr. Feidelberg had a telephonic meeting with representatives of Gores on the same day to discuss the proposal. Gores’ revised proposal was subject to completion of due diligence and negotiation of definitive documentation. Mr. Roenigk responded on May 2, 2007, saying that the offer and the meeting were constructive, and that he believed that Gores’ offer to pursue a tender represented a significant advantage in terms of timing. Mr. Roenigk encouraged Gores to continue its due diligence in order to proceed toward a definitive agreement. Throughout the month of May, Gores continued to conduct due diligence.

On May 14, 2007, Gores’ counsel delivered a preliminary draft of the Merger Agreement, setting forth the terms of the Offer, the Merger and the related transactions. The parties’ discussed the draft Merger Agreement through the remainder of May and June of 2007. There was a pause in the negotiations regarding the sale of CompuDyne in May 2007, during which time management of CompuDyne resumed exploring selling one or more of CompuDyne’s business units.

On June 17, 2007, the other potential purchaser indicated it could not support an $8.10 price and indicated it was only interested in purchasing Fiber SenSys and, perhaps, Tiburon.

On the morning of June 29, 2007 in a telephonic meeting, Gores presented its final revised proposal to acquire CompuDyne to Mr. Roenigk. The offer was for $7.00 a share. Gores indicated that several factors drove

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the reduction in its offer price from $7.75 to $7.00, including, among other issues, the financial performance and outlook for CompuDyne’s business units and the significant amount of additional capital that Gores, its financing partner and CompuDyne would need to contribute in order to collateralize and secure adequate performance bonding capacity for the business. Mr. Roenigk asked Gores to think of other creative options for CompuDyne or raise the price. Mr. Roenigk invited Gores to submit its offer in writing, which he said he would share with the CompuDyne Board. Later that evening, Mr. Roenigk received from Gores a formal proposal regarding its offer to purchase the outstanding capital stock of CompuDyne at the $7.00 per share offer.

Mr. Mackiernan spoke with Mr. Roenigk on June 30, 2007 and during the conversation Mr. Roenigk discussed raising the offer price. Mr. Roenigk indicated that the Company Board had a meeting scheduled for July 2, 2007 and that he would discuss the offer with the Company Board at that time.

On July 2, 2007, at a telephonic meeting, the CompuDyne Board reviewed the revised offer from Gores to purchase all outstanding shares of CompuDyne for $7.00 per share. A representative of USBX then reviewed with the Board the primary alternatives to accepting the offer, which were to continue to operate the business or sell each business unit separately. The USBX representative gave a presentation on the premium to be received by the CompuDyne stockholders pursuant to the Gores’ offer and on the valuation analysis for selling each business unit separately. CompuDyne’s outside counsel, Ballard Spahr Andrews & Ingersoll, LLP (“Ballard Spahr”), reviewed the fiduciary duties of the CompuDyne Board and the key terms of the draft Merger Agreement. Following extensive discussion of its options, the CompuDyne Board authorized John H. Gutfreund, a member of the CompuDyne Board, and Mr. Feidelberg, Chief Financial Officer and also a CompuDyne Board member, to continue negotiating with Gores to attempt to raise the offer price.

On July 3, 2007, Mr. Gutfreund and Mr. Feidelberg had a telephone conversation with Ian Weingarten of Gores to discuss the offer price and certain other issues. At a telephonic Board meeting later that day, Messrs. Gutfreund and Feidelberg reported on the results of their negotiations and noted Gores’ unwillingness to increase the offer price. The Board authorized Ballard Spahr to approach Gores’ counsel to secure a “reverse” break-up fee if Gores refused to close the transaction. The break-up fee was to be comparable to the break-up fee CompuDyne would be required to pay Gores in the event the Merger Agreement was terminated by Gores due to CompuDyne’s breach of a covenant or receipt of a proposal to acquire CompuDyne that the CompuDyne Board determines is more favorable than the Merger. Following discussion, the CompuDyne Board authorized management to negotiate a Merger Agreement with Gores at the $7.00 per share price, subject to resolution of the “reverse” break-up fee issue and final approval of the Board.

Gores did agree to pay a “reverse” break-up fee in the event that Gores refused to close the transaction or materially breaches a covenant. Such break-up fee is comparable to the break-up fee CompuDyne would be required to pay Gores in the event the Merger Agreement was terminated by Gores due to CompuDyne’s breach of a covenant or receipt of a proposal to acquire CompuDyne that the CompuDyne Board determines is more favorable than the Merger. Over the course of July, the parties continued to discuss the terms of the Merger Agreement, including issues related to the reverse break-up fee, the amount of shares issuable pursuant to the top-up option, the mechanics related to the outstanding convertible notes, certain representations and warranties to be made by CompuDyne, and the allocation of costs and fees associated with termination of the Merger Agreement. In the course of negotiations, Gores agreed to reduce the total termination fee and expenses it would receive to $3,500,000 in the event the Company accepted an unsolicited superior proposal. At CompuDyne’s request, the parties also agreed that the stockholders of Parent would guarantee the financial obligations of Parent and the Purchaser under the Merger Agreement up to $3,500,000. Additionally during this time, the parties negotiated the terms of the Tender and Voting Agreements, pursuant to which certain directors and officers holding CompuDyne Common Stock would agree to, among other things, vote their Shares in favor of the Merger.

On August 2, 2007, the CompuDyne Board convened to discuss the offer presented by Gores. Representatives of USBX and Ballard Spahr participated in the meeting. Management and the advisors provided the CompuDyne Board with background of the strategic process and the negotiations with Gores, background on

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Gores, the key business terms of the transaction, a detailed summary of the proposed Merger Agreement terms and the terms of the related documents. The summary included a discussion of the mechanics of the proposed tender offer and subsequent merger transaction. The CompuDyne Board also discussed the receipt of a guarantee of Parent’s obligations up to $3,500,000 from certain affiliates of Gores as well as commitment letters for the debt and equity financing for Purchaser. USBX gave a detailed presentation to the CompuDyne Board on its analysis of the financial terms of the proposed transaction and rendered its oral opinion, subsequently confirmed in writing, to the CompuDyne Board that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations to be set forth in its written opinion, the consideration offered in the Offer and the Merger, when considered together (i.e., the right of each CompuDyne stockholder to receive $7.00 in cash for each share of CompuDyne Common Stock), was fair, from a financial point of view, to the CompuDyne stockholders.

At the conclusion of the August 2, 2007 meeting, the CompuDyne Board unanimously approved the terms and provisions of the Merger Agreement, including the Offer, and recommended that its stockholders accept the Offer and, if applicable, vote in favor of adoption of the Merger Agreement.

Between August 2, 2007 and August 6, 2007, the parties and their representatives finalized the Merger Agreement and other documentation in connection with the Offer and Merger and the Merger Agreement was executed by the parties on August 6, 2007. The parties also worked to prepare public announcements of the transaction. A press release announcing the transaction was issued on August 7, 2007.

REASONS FOR THE BOARD’S RECOMMENDATION

The following are the primary reasons that the CompuDyne Board determined to approve the Merger Agreement, and the transactions contemplated by the Merger Agreement, and to recommend that all holders of CompuDyne Common Stock accept the Offer:

•

based upon a thorough, independent review of CompuDyne’s strategic alternatives, including remaining as an independent company and divesting CompuDyne’s business units individually, the Offer and the Merger (the “Transactions”), as provided for in the Merger Agreement, represented the most favorable alternative for CompuDyne in light of the Transactions’ price and certainty and considering CompuDyne’s stock price volatility, risks related to bonding for certain of CompuDyne’s ongoing projects and CompuDyne’s long-term liquidity, risks related to the uncertainty regarding CompuDyne’s ability to execute its future operational plans, risks and costs associated with successfully executing a strategy to sell individual business units and the disadvantageous tax impact of such a strategy and the uncertain economic environment;

•	the significant premium (32% over the closing price per share of CompuDyne Common Stock on August 6, 2007) offered to the CompuDyne stockholders in the transaction;

•

the form of consideration to be paid to the CompuDyne stockholders in the Offer and the Merger will be cash, thereby providing stockholders with the certainty of, and ability to immediately realize, the value of their consideration compared to stock or other contingent or less liquid consideration;

•

the opinion of USBX, as more fully described in this Item 4 of this Statement under the heading “Opinion of USBX Advisory Services, LLC,” that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be received in the Offer and the Merger, when considered together, are fair, from a financial point of view, to the CompuDyne stockholders;

•

the structure of the transaction as a tender offer followed by a Merger, which may serve to shorten the time period between signing the Merger Agreement and closing the transaction, enables CompuDyne’s stockholders to receive the transaction consideration earlier and reduces the risk that the transaction will not be completed;

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•

the assessment that the terms of the Merger Agreement are favorable to CompuDyne and its stockholders, including the ability of the Company to terminate the Merger Agreement in order to approve an alternative transaction representing a superior proposal upon the payment of a termination fee plus expenses; and

•

the likelihood that the Offer and the Merger transaction will be consummated, including the limited conditions to consummation of the Offer and the Merger and that the consummation of the Offer and the Merger is not contingent on Parent securing financing commitments.

Although each of the foregoing factors was considered important in determining whether to recommend the Offer and other transactions contemplated by the Merger Agreement to the CompuDyne stockholders, the most compelling reason for such recommendation is that, when compared to the other strategic alternatives for CompuDyne, the transactions contemplated by the Merger Agreement are the most favorable alternative for CompuDyne, particularly in terms of price and certainty.

The CompuDyne Board also considered other terms of the Merger Agreement, including the right of CompuDyne to consider and negotiate other potential unsolicited acquisition proposals, and the possible effects of the provisions regarding the termination fee of $3,500,000 that might be payable by CompuDyne in certain circumstances where the Merger Agreement could be terminated, and the impact of the transactions contemplated by the Merger Agreement on CompuDyne’s customers, suppliers and employees.

The CompuDyne Board also evaluated and discussed the following risks and other countervailing factors that might arise:

•

the fact that subsequent to the completion of the Merger, CompuDyne will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent CompuDyne stockholders from being able to participate in any value creation that the CompuDyne could generate going forward;

•

the risk that the conditions of the Offer would not be met and the negative impact of failure to consummate the Offer and Merger, including that CompuDyne will have incurred significant transaction costs and that the CompuDyne Board, management and employees will have expended time and effort and experienced significant distractions from their work, and the risk that failure to consummate the Merger would negatively impact CompuDyne’s relationships with its customers, vendors and employees;

•

the restrictions on CompuDyne’s conduct of its business prior to completion of the Merger, which require CompuDyne to conduct its business in the ordinary course subject to specific conditions or Parent’s consent, which may delay or prevent CompuDyne from undertaking business opportunities that may arise pending the Merger’s completion; and

•	the potential conflicts of interest between the Company and certain of its executive officers and directors as a result of the transactions contemplated by the Offer and the Merger.

The CompuDyne Board believes that the foregoing risks and other countervailing factors are outweighed by the reasons for approving the Merger Agreement and recommend that all CompuDyne Stockholders accept the Offer.

OPINION OF USBX ADVISORY SERVICES, LLC

USBX rendered a written opinion to the CompuDyne Board that, on August 2, 2007, the consideration (i.e., the right, in the case of both the Offer and the Merger to receive $7.00 in cash for each share of CompuDyne Common Stock, all as described in the Merger Agreement and summarized in USBX’s written opinion (the “Consideration”)) was fair to the holders of CompuDyne Common Stock, from a financial point of view.

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The full text of the written opinion of USBX, dated August 2, 2007, which sets forth, among other things, assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Schedule II to this Statement. The following summary of USBX’s opinion is qualified in its entirety by reference to the full text of the opinion. The opinion expressed by USBX was provided for the information and assistance of the CompuDyne Board in connection with its consideration of the transaction contemplated by the Merger Agreement (the “Transaction”), and such opinion does not constitute a recommendation as to any action the CompuDyne Board or any stockholder of CompuDyne should take in connection with the Offer or the Merger or any aspect thereof and is not a recommendation as to whether or not any holder of shares of Common Stock should tender the shares of Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger. Nor does such opinion indicate that the Consideration received is the best possible attainable under any circumstances. You are urged to read the opinion carefully and in its entirety.

The following is a summary of the material financial analyses performed by USBX in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by USBX. THE USBX OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

While this summary describes the analysis and factors that USBX deemed material in its presentation to the CompuDyne Board of Directors, it is not a comprehensive description of all analyses and factors considered by USBX. The preparation of fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or a summary description. In arriving at its opinion, USBX did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, USBX believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by USBX. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by USBX is based on all analyses and factors taken, as a whole, and also on application of USBX’s own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. USBX gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, USBX made numerous assumptions with respect to CompuDyne’s performance, the industry outlook, general business and other conditions and matters many of which are beyond the control of CompuDyne or USBX. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

In connection with this opinion, USBX made such reviews, analyses and inquiries as they deemed necessary and appropriate under the circumstances. No limits were placed on USBX by CompuDyne or its Board of Directors in terms of the information to which they had access or the matters they could consider. USBX’s due diligence with regard to the proposed Merger included, but was not limited to, the items summarized below.

1.	Reviewed certain consolidated financial and other information about CompuDyne contained in CompuDyne’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002, and CompuDyne’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and 2006;

2.	Reviewed the proposal, dated June 29, 2007, from The Gores Group, LLC and Stuart W. Mackiernan;

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3.	Reviewed the draft Merger Agreement, including all schedules and exhibits thereto, dated July 27, 2007;

4.	Reviewed certain publicly available financial data for certain companies in lines of business that USBX deemed comparable or otherwise relevant to CompuDyne or its divisions and the terms of recent transactions that USBX considered comparable or otherwise relevant to the Offer and the Merger, including, without limitation, publicly available prices;

5.	Prepared discounted cash flow analyses of CompuDyne utilizing the financial information provided by CompuDyne to estimate valuation ranges for CompuDyne;

6.	Reviewed certain internal financial information, forecasts and analyses prepared by the management of CompuDyne;

7.	Reviewed the current and historical market prices of CompuDyne Common Stock, as well as the trading volume and public float of such common stock;

8.	Prepared and reviewed premiums paid analysis utilizing selected transactions deemed appropriate;

9.	Reviewed the trading price history of CompuDyne Common Stock for the period deemed appropriate;

10.	Conducted conversations with both management of CompuDyne and Morgan Keegan & Company, Inc. with respect to CompuDyne’s Public Safety and Justice Division sale process;

11.	Reviewed information obtained in connection with USBX’s performance of comprehensive marketing to potential buyers or merger candidates of CompuDyne’s Institutional Security Systems, Norshield, FiberSenSys and Integrated Electronic Systems divisions;

12.	Prepared a “Sum of the Parts” analysis of CompuDyne utilizing financial information provided by CompuDyne and information garnered through the relevant division sale processes to estimate valuation ranges for CompuDyne as if CompuDyne divested its operating units and realized proceeds from such divestiture; and

13.	Met with and participated in discussions with members of senior management of CompuDyne concerning its businesses and financial condition and prospects, including recent financial performance.

In addition to reviewing the information as enumerated above, USBX met with and participated in discussions with members of senior management of CompuDyne concerning its businesses and financial condition and prospects, including recent financial performance. With respect to financial estimates and projections provided to USBX, USBX assumed without independent verification that such financial estimates and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future results of operations and financial performance of CompuDyne. USBX also assumed that there had been no material change in the assets or financial condition of CompuDyne since the date of the most recent financial statements for CompuDyne made available to USBX. No facts actually came to USBX’s attention that would cause USBX to believe that such assumptions are invalid as a whole. USBX further relied upon the assurance of CompuDyne’s management that they were unaware of any facts that would make the information provided to USBX incomplete or misleading in any material respect. USBX assumed that the Offer and the Merger as contemplated by the Merger Agreement would be consummated as described in the form reviewed by USBX without any material amendments or modifications thereto and that all representations and warranties in the Merger Agreement of the parties thereto are true and accurate in all material respects.

USBX did not independently verify the accuracy and completeness of the information supplied to them, or that was publicly available, with respect to CompuDyne, and relied on it being complete and accurate in all material respects and did not assume any responsibility for independent verification of such information. USBX did not meet with or have any discussions with any representatives of CompuDyne (other than certain members of the senior management of CompuDyne referred to above) including CompuDyne’s independent accounting

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firm. USBX made no independent investigation of any legal or accounting matters affecting CompuDyne, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to CompuDyne and its Boards of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and the transactions contemplated by, the Merger Agreement. USBX did not make any independent appraisal or physical inspection of any of the properties or assets of CompuDyne, did not make an independent appraisal or evaluation of CompuDyne’s assets or liabilities and was not provided with such an evaluation or appraisal. USBX assumed that the negotiations with Parent and Purchaser with respect to the Offer and the Merger were on an arms length basis.

The basis and methodology for USBX’s opinion have been designed specifically for the express purposes of the CompuDyne Board and may not translate to any other purposes.

To the extent that any of the foregoing assumptions or any of the facts on which USBX’s opinion is based proves to be untrue in any material respect, its opinion cannot and should not be relied upon.

USBX delivered its opinion effective as of August 2, 2007. The opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated as of such date. It should be understood that subsequent developments may affect the opinion and that USBX does not have any obligation to update, revise or reaffirm the opinion or otherwise comment on or consider events occurring after such date. USBX did not express an opinion with respect to the prices at which the CompuDyne Common Stock may trade subsequent to disclosure of the Offer and the Merger.

The decision as to whether to proceed with the Offer and the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which USBX’s opinion is based. As a result, the opinion and presentation of USBX was only one of many factors taken into consideration by the CompuDyne Board in making its determination with respect to the Offer and the Merger.

In preparing its opinion, USBX performed certain financial and comparative analyses summarized in the following paragraphs. Although these paragraphs include some information in tabular format, those tables are not intended to stand alone, and must be read together with the full text of each summary and the limitations and qualifications in the Opinion.

Discounted Cash Flow Analysis

USBX performed a discounted cash flow analysis to take projected future free cash flow over the given period along with the terminal value at the end of the period and then discount these cash flows back to a present value by using the weighted average cost of capital. USBX based its discounted cash flow analysis on management estimates for financial performance of the business over the analyzed period (through fiscal year 2011).

In its analysis USBX used discount rates ranging from 15.5% to 19.5% to reflect the overall risk associated with the Company’s operations and projected financial performance. USBX calculated a terminal value at the end of 2011 using (1) a terminal EBITDA multiple, which incorporated an EBITDA multiple ranging from 6.0x to 10.0x, and (2) a Gordon Growth model, which incorporated a terminal growth rate ranging from 7.0% to 9.0%.

Based on its discounted cash flow analysis, USBX estimated that CompuDyne’s present value of enterprise ranged from $52.7 million to $87.3 million.

Comparable Company Analysis

Comparable company analysis seeks to use analogous publicly traded company trading metrics as a proxy for the trading metrics of the Company. These trading metrics for the comparable companies were then applied to CompuDyne’s financial metrics to develop valuation ranges. No company used in this analysis is identical to

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CompuDyne, and, accordingly, a comparable company analysis involves complex and subjective considerations and judgments concerning differences in financial and operating characteristics of businesses and other factors, including, but not limited to, profitability and the size of the company, that affect trading prices of the various companies being compared.

Although no exactly analogous publicly traded companies exist, USBX selected a number of comparable companies in the following universes due to similar sizes, lines of business and/or customer focuses. Comparable companies are as follows:

Based on percent of contribution by Latest Twelve-Month (“LTM”) Revenues and LTM EBITDA, a blended industry multiple range was developed. Using a blended industry range of 1.1x to 1.3x LTM Revenue resulted in an enterprise value of $154.0 million to $181.7 million. Using a blended industry range of 12.0x to 14.0x LTM EBITDA resulted in an enterprise value of $44.9 million to $52.6 million. Using a blended industry range of Calendar Year 2007 (“CY07”) EBITDA multiples resulted in an enterprise value of $46.4 million to $65.7 million.

Comparable Transaction Analysis

Comparable transaction analysis seeks to use publicly disclosed transaction data of precedent merger and acquisition transactions as a proxy for the transaction metrics of CompuDyne. USBX used available market data to select universes of comparable mergers and acquisitions for each business unit based on the following selection criteria:

•	Comparable industry;

•	Comparable enterprise values;

•	Comparable products and services; and/or

•	Recently closed transactions

USBX applied the financial metrics for the comparable transactions to CompuDyne’s financial metrics to develop valuation ranges. Based on percent of contribution by LTM Revenues and LTM EBITDA, a blended industry multiple range was developed. Using a blended industry range of 1.2x to 1.4x LTM Revenue resulted in an enterprise value of $169.1 million to $196.7 million. Using a blended industry range of 8.3x to 11.6x LTM EBITDA resulted in an enterprise value of $31.3 million to $43.6 million. Using a blended industry range of CY07 EBITDA multiples resulted in an enterprise value of $45.7 million to $63.6 million.

Analysis of Current and Historical Stock Prices of CompuDyne Common Stock

As part of its analysis, USBX analyzed historical daily stock prices for CompuDyne Common Stock for (1) the three-month period from April 30, 2007 to July 27, 2007; (2) the six-month period from January 29, 2007 to July 27, 2007; (3) the one-year period from July 31, 2006 to July 27, 2007; and (4) the three-year period from July 29, 2004 to July 27, 2007. During the three-month period, CompuDyne Common Stock traded between its low of $4.96 on May 15, 2007 and its high of $6.09 on July 23, 2007, with a weighted average reported per share closing price of $5.40. During the six-month period, CompuDyne Common Stock traded between its low of $4.96 on May 15, 2007

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and its high of $7.84 on January 29, 2007, with a weighted average reported per share closing price of $6.08. During the one-year period, CompuDyne Common Stock traded between its low of $4.96 on May 15, 2007 and its high of $8.36 on January 23, 2007, with a weighted average reported per share closing price of $6.32. During the three-year period, CompuDyne Common Stock traded between its low of $4.87 on February 28, 2005 and its high of $9.49 on August 20, 2004, with a weighted average reported per share closing price of $6.74.

The Offer of $7.00 per share implies premiums of 29.6%, 15.1%, 10.8% and 3.8% for CompuDyne’s three-month, six-month, one-year and three-year weighted average stock prices, respectively.

Premiums Paid Analysis

Premiums paid in public seller transactions indicate the amount of consideration acquirers are willing to pay above the seller’s equity market capitalization. USBX’s analysis of premiums paid in public seller transactions over the year to date found that premiums (discounts) paid to sellers’ equity market capitalizations (using the buyers’ share price on the day prior to the announcement date of the transaction to calculate consideration in stock transactions) measured one day prior, five days prior, and thirty days prior to announcement ranged from 9% to 76% within the 10th to the 90th percentile with means of 28%, 34%, and 32% for the respective periods.

Sum of the Parts Analysis

USBX used the sum of the parts analysis to evaluate CompuDyne as if it were to be sold part by part as individual businesses. The sum of the parts valuation is based on the comparable company and comparable transaction analyses and preliminary indications of interest garnered through the piecewise sale process. Using the revenue methodology resulted in an enterprise value from $95.9 million to $116.9 million. Using the EBITDA methodology resulted in an enterprise value from $39.0 million to $57.7 million. The sum of parts valuation based on preliminary indications of interest garnered through the piecewise sale process yielded an enterprise value from $39.3 million to $68.0 million.

Summary Analysis

Based on the foregoing analysis, USBX concluded that as of August 2, 2007, the Consideration is fair, from a financial point of view, to CompuDyne’s stockholders.

The material analyses performed by USBX have been summarized above. Nonetheless, the summary set forth above does not purport to be a complete description of the analyses performed by USBX. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. USBX did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, USBX considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole.

The analyses USBX conducted do not purport to be appraisals or to reflect prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. USBX relied on management-prepared projections of future performance for CompuDyne. The projections were based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those assumed in the projections and any related analyses. USBX’s opinion does not address the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for CompuDyne or the effect of any other business combination in which CompuDyne might engage.

Other

USBX is a Los Angeles based boutique investment bank and is engaged in a broad range of investment banking and financial advisory activities, including activities relating to corporate finance, mergers and

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acquisitions, leveraged buyouts and private placements. The CompuDyne Board selected USBX as its financial advisor because USBX is an investment banking firm that has substantial experience in the security and public safety markets and is familiar with CompuDyne and prospective acquirers of CompuDyne. As part of its investment banking business, USBX is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for the security and public safety markets.

Pursuant to the terms of an engagement agreement dated April 22, 2005, as amended, USBX provided advisory services to the CompuDyne Board in an effort to facilitate the Offer and the Merger, and will receive a fee for such services if the Offer and the Merger are consummated. USBX also received a fee for providing the fairness opinion, paid by CompuDyne; however, such fee was not contingent upon consummation of the Offer and the Merger. The total fee payable to USBX pursuant to the engagement agreement is $600,000. CompuDyne has also agreed to reimburse USBX’s expenses incurred in rendering the fairness opinion and to indemnify USBX against certain liabilities arising out of its engagement in connection therewith.

INTENT TO TENDER

After reasonable inquiry, as of August 13, 2007, CompuDyne’s directors and the executive officers who currently own CompuDyne Common Stock intend to tender, pursuant to the Offer, all shares of CompuDyne Common Stock that they hold of record or own beneficially, other than shares, if any, held by them that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated April 22, 2005, as amended, CompuDyne formally retained USBX to act as its financial advisor in connection with a sale of CompuDyne or certain of its businesses and to render an opinion to the CompuDyne Board regarding the fairness, from a financial point of view, of the consideration to be received by the holders of shares of CompuDyne Common Stock in the Offer and the Merger, together and not separately. A summary of the terms of the agreement between CompuDyne and USBX appears in this Statement under “Item 4. The Solicitation or Recommendation-Opinion of USBX Advisory Services, LLC.”

A summary of the material provisions of the agreements between Purchaser and Continental Stock Transfer & Trust Company, in its capacity as Depositary for the Offer, and between Purchaser and MacKenzie Partners, Inc., in its capacity as Information Agent for the Offer, is included in Section 17—“Fees and Expenses” of the Offer to Purchase and is incorporated herein by reference.

Except as set forth above, neither CompuDyne nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CompuDyne on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of CompuDyne, for which services no additional compensation will be paid.

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Item 6. Interest in Securities of the Subject Company.

Except for transactions pursuant to the CompuDyne Employee Stock Purchase Plan, which are set forth in the table below, no transactions in the shares of CompuDyne Common Stock have been effected during the past 60 days by CompuDyne or any of its subsidiaries or by any executive officer, director or affiliate of CompuDyne.

Purchases Pursuant to CompuDyne Employee Stock Purchase Plan

Name	Date of Purchase	Number of Shares	Price per Share
Martin A. Roenigk Chairman, President & CEO	June 21, 2007	85	$5.4114
	July 12, 2007	127.8	$5.3959
	August 3, 2007	81.5	$5.64

Geoffrey F. Feidelberg CFO and Treasurer	June 21, 2007	85	$5.4114
	July 12, 2007	127.8	$5.3959
	August 3, 2007	81.5	$5.64

William C. Rock Vice President of Accounting, Corporate	June 21, 2007	85	$5.4114
	July 12, 2007	127.8	$5.3959
	August 3, 2007	81.5	$5.64
Controller & Corporate
Secretary

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, CompuDyne is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of CompuDyne’s securities by CompuDyne, any subsidiary of CompuDyne, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving CompuDyne or any subsidiary of CompuDyne; (3) a purchase, sale or transfer of a material amount of assets of CompuDyne or any subsidiary of CompuDyne or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of CompuDyne.

Except as described in this Statement, there are no transactions, resolutions of CompuDyne’s Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

State Takeover Laws

The Nevada Revised Statutes contain two separate statutory anti-takeover provisions relating to the restrictions on the ability of stockholders to exercise voting rights on the acquisition of a “controlling interest” and the limitations on business combinations with “interested stockholders”. As discussed in the section of the Offer to Purchase titled Section 16—“Legal Matters; Required Regulatory Approvals—State Takeover Laws,” which is incorporated herein by reference, the anti-takeover provisions relating to the acquisition of a controlling interest are not applicable to CompuDyne due to opt-out provisions in the bylaws of CompuDyne, and the limitations on business combinations with interested stockholders have been rendered inapplicable due to the approval by the CompuDyne Board of the Offer.

Appraisal Rights

Appraisal rights are not available with respect to the Offer. As to the Merger, the Nevada Revised Statutes generally provide that appraisal rights are not applicable if the relevant class or series of stock is, among other

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things, listed on a national securities exchange. Although the CompuDyne Common Stock is listed on the NASDAQ Global Market System, a national securities exchange, there may be circumstances under which appraisal rights may be available with respect to the Merger. A summary of the appraisal rights applicable to the Offer and the Merger are contained in the section of the Offer to Purchase entitled Section 18—“Dissenters’ Rights,” which is incorporated herein by reference.

Antitrust Issues

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and the applicable waiting period has expired or been terminated. The acquisition of CompuDyne Common Stock pursuant to the Offer is currently not subject to these requirements.

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Item 9. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated August 14, 2007 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(7)	Letter to Stockholders of CompuDyne, dated August 14, 2007.*

(a)(8)	Joint Press Release of CompuDyne and Parent, dated August 7, 2007 (incorporated herein by reference to Exhibit 99.1 to CompuDyne’s Current Report on Form 8-K, filed on August 7, 2007).

(a)(9)	The Information Statement of CompuDyne (included as Annex I to this Statement).*

(a)(10)	Fairness Opinion of USBX Advisory Services, LLC to CompuDyne Board of Directors, dated August 2, 2007 (included as Annex II to this Statement).*

(a)(11)	Form of Summary Advertisement as published on August 14, 2007 in The New York Times (incorporated herein by reference to Exhibit (a)(1)(vii) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated August 6, 2007, among Parent, Purchaser and CompuDyne (incorporated herein by reference to Exhibit 2.1 to CompuDyne’s Current Report on Form 8-K, dated August 7, 2007).

(e)(2)	Confidentiality Agreement, dated December 28, 2006, between Potomac Key Group, LLC and CompuDyne.

(e)(3)	Letter Agreement dated February 16, 2007 between The Gores Group, LLC and Potomac Key Group, LLC (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Employment Agreement by and between CompuDyne and Geoffrey Feidelberg, dated April 10, 2007 (incorporated herein by reference to Exhibit 10.1 to CompuDyne’s Current Report on Form 8-K, dated April 13, 2007).

(e)(5)	CompuDyne Corporation Retention Plan for Selected Employees, dated June 28, 2005 (incorporated herein by reference to Exhibit 10.1 to CompuDyne’s Current Report on Form 8-K, dated July 1, 2005).

(e)(6)	Amendment No. 1 to CompuDyne Corporation Retention Plan for Selected Employees, dated June 15, 2007 (incorporated herein by reference to Exhibit 10.1 to CompuDyne’s Current Report on Form 8-K, dated June 18, 2007).

(e)(7)	Form of Tender and Voting Agreement entered into among Gores Patriot Holdings, Inc., Patriot Acquisition Corp. and each of the directors and executive officers of CompuDyne Corporation, dated as of August 6, 2007 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

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Exhibit No.	Description
(e)(8)	Guaranty, dated August 6, 2007, by each of Gores Capital Partners III, L.P. and Gores Co-Invest Partnership II, L.P. in favor of CompuDyne Corporation (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

*	Included with copy of Schedule 14D-9 mailed to stockholders.

Annexes

Annex I     Information Statement

Annex II    Fairness Opinion of USBX Advisory Services, LLC

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUDYNE CORPORATION

/s/ Geoffrey F. Feidelberg
Name:	Geoffrey F. Feidelberg
Title:	Director, Chief Financial Officer and
Treasurer

Date: August 14, 2007

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Annex I

COMPUDYNE CORPORATION

2530 Riva Road

Suite 201

Annapolis, Maryland 21401

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This information statement (the “Information Statement”) is being mailed on or after August 14, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of CompuDyne Corporation, a Nevada corporation (“CompuDyne” or the “Company”), relating to the tender offer being made by Patriot Acquisition Corp. (“Purchaser”), a Nevada corporation.

You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to at least a majority of seats on the Board of Directors of CompuDyne (the “Board of Directors” or the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger among CompuDyne, Gores Patriot Holdings, Inc. (“Parent”), a Delaware corporation and Purchaser, a wholly owned subsidiary of Parent, entered into on August 6, 2007 (the “Merger Agreement”). There will be no vote or other action by stockholders of CompuDyne in connection with this Information Statement. Voting proxies regarding shares of CompuDyne Common Stock (as defined below) are not being solicited from any stockholder in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer for each issued and outstanding share of CompuDyne’s common stock, par value $.75 per share (“CompuDyne Common Stock” or the “Shares”), in exchange for $7.00 in cash. Purchaser’s cash tender offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 14, 2007 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be supplemented or amended from time to time hereafter, collectively constitute the “Offer”). Purchaser commenced the Offer on August 14, 2007. The Offer and withdrawal rights are currently scheduled to expire at 5:00 P.M., New York City time, on September 12, 2007, unless extended in accordance with the terms of the Offer. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into CompuDyne and the surviving company will continue as an indirect wholly owned subsidiary of Purchaser (the “Merger”). Parent is wholly owned as of the date of the Offer by Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P., which are limited investment partnership affiliates of The Gores Group, LLC (“Gores”). It is anticipated that, in connection with the consummation of the Offer and the Merger, Parent will issue minority equity participations to certain of its financing sources, including Stuart Mackiernan. Parent was formed for the purpose effecting the transactions contemplated in the Merger Agreement, including the Offer.

The Merger Agreement requires CompuDyne to cause Purchaser’s designees to be elected to CompuDyne’s Board of Directors under certain circumstances described below.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

All information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees (as defined below) has been furnished to CompuDyne by Purchaser and CompuDyne assumes no responsibility for the accuracy of any such information.

PARENT DESIGNEES

The Merger Agreement provides that, upon the payment by Purchaser for the shares of CompuDyne Common Stock tendered pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on CompuDyne’s Board of Directors that equals the product of the total number of directors on the CompuDyne Board of Directors and the percentage that the number of shares of CompuDyne Common Stock purchased by Purchaser in the Offer bears to the total number of shares of CompuDyne Common Stock outstanding. CompuDyne will, at the request of Purchaser, secure the resignations of directors or remove incumbent directors or any combination of the foregoing to enable Parent’s designees to be elected to CompuDyne’s Board of Directors and will take all action necessary to cause such election. If Purchaser requests the resignation of directors, Purchaser is entitled to designate which directors CompuDyne will request to resign. At such time, CompuDyne will also, if requested by Parent, cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the CompuDyne Board of Directors that represents the same percentage as such individuals represent on the CompuDyne Board of Directors.

Notwithstanding the foregoing, CompuDyne shall use its commercially reasonable efforts to ensure that at least two of the members of the CompuDyne Board of Directors shall, at all times prior to the effective time of the Merger, be directors of CompuDyne who were directors of CompuDyne on August 6, 2007 and not employees of CompuDyne. If there are fewer than two continuing directors in office for any reason, the CompuDyne Board of Directors shall cause a person who is not an officer or employee of CompuDyne or its subsidiaries designated by the remaining continuing director to fill such vacancy, who shall be deemed to be a continuing director for all purposes of the Merger Agreement. If no continuing directors then remain in office, the other directors of CompuDyne then in office will use their commercially reasonable efforts to designate two persons to fill such vacancies who will not be officers or employees or affiliates of CompuDyne, Parent or Purchaser or any of their respective affiliates and such persons shall be deemed to be continuing directors for all purposes of the Merger Agreement.

Following the election or appointment of Purchaser’s designees and until the effective time of the Merger, the approval of a majority of the continuing directors shall be required to authorize any termination of the Merger Agreement by CompuDyne, any material amendment of the Merger Agreement, any material extension or waiver by CompuDyne of the time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of any of CompuDyne’s rights under the Merger Agreement or any other action that could materially adversely affect the holders of shares of CompuDyne Common Stock.

Parent has informed CompuDyne that its designees (the “Parent Designees”) will be selected by Parent from among the individuals listed below:

Scott M. Honour. Mr. Honour is currently a Senior Managing Director of Gores. Mr. Honour is 41 years old and is a citizen of the United States. Prior to joining Gores in 2002, Mr. Honour led a career as an investment banker with a focus on creating, structuring, financing and executing financial sponsor-led transactions. From 2001 to 2002, Mr. Honour served as a Managing Director at UBS Warburg, where he was responsible for relationships with technology-focused financial sponsors, including Gores, and created the firm’s Transaction Development Group. Mr. Honour also serves as a director of Enterasys Networks, Yapstone, Real Software NV, and First Communications, Inc.

Stuart Mackiernan. Mr. Mackiernan is currently the Managing Partner of Potomac Key Group, LLC, a consultancy firm, and is a Director with a Washington D.C. area boutique investment bank, Longstreet Partners, LLC. Mr. Mackiernan is 55 years old and is a citizen of the United States. Mr. Mackiernan has over 25 years of experience in the growth of large technology based service and products businesses worldwide. Mr. Mackiernan was Group President of L-3 Communications’ satellite communications unit, L-3 Satellite Networks from 2000-2004. During this four year period, he concurrently held the position of Corporate Vice President, Commercial Business Development for L-3 Communications.

Roderick Sherwood III. Mr. Sherwood is currently the Chief Financial Officer—Operations of Gores. Mr. Sherwood is 54 years old and is a citizen of the United States. Prior to joining Gores in 2005, Mr. Sherwood was a Senior Vice President and Chief Financial Officer with Gateway from 2002 until 2005 and an Executive Vice President and Chief Financial Officer of Opsware, Inc. (formerly Loudcloud, Inc.) from 2000 to 2002. Mr. Sherwood has over 25 years experience in successful financial and operations capacities for a variety of public and private companies. Mr. Sherwood also serves as a director of Dot Hill Systems Corp. and First Communications, Inc.

Mark R Stone. Mr. Stone is currently a Senior Managing Director of Gores. Mr. Stone is 43 years old and is a citizen of the United States. Mr. Stone joined Gores in 2005 from Sentient Jet, a provider of private jet membership, where he served as CEO. Prior to Sentient Jet, Mr. Stone served as CEO of Narus, a global telecommunication software company and Sentex Systems, an international security and access control manufacturing company. Prior thereto, Mr. Stone was Corporate General Manager of Citysearch, a multi-billion dollar new media organization. Mr. Stone also serves as a director of First Communications, Inc. and Real Software NV.

Ian R. Weingarten. Mr. Weingarten is currently a Managing Director of Gores. Mr. Weingarten is 35 years old and is a citizen of the United States. Prior to joining Gores in 2002, Mr. Weingarten was a director at UBS Warburg. Prior thereto, Mr. Weingarten had been an investment professional at Apollo Management, L.P. as well as a private investment firm investing capital for two high net worth families. Mr. Weingarten had previously been a member of the mergers and acquisitions group within the investment banking division of Goldman Sachs & Co. Mr. Weingarten is also a director of SER Holdings, Inc., which is the ultimate parent company of SER Solutions, Inc., a contact centre technology business majority owned by Gores, and certain of its subsidiaries, and is also a member of the board of governors at Cedars-Sinai Medical Center in Los Angeles.

Parent has informed CompuDyne that each Parent Designee has consented to serve as a director of CompuDyne if appointed or elected. Parent has advised CompuDyne that none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of CompuDyne nor has any such person been involved in any transaction with CompuDyne or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) other than with respect to transactions between Parent, Purchaser and CompuDyne that have been described in the Schedule TO filed by Parent, Purchaser, Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. with the SEC on August 14, 2007 or the Schedule 14D-9. In addition, Parent has informed CompuDyne that none of the individuals listed above has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

COMMON STOCK

As of August 13, 2007, there were 8,444,615 shares of CompuDyne Common Stock issued and outstanding, with CompuDyne Common Stock being the only class of voting securities of CompuDyne outstanding that would be entitled to vote for CompuDyne directors at a stockholders meeting if one were to be held, with each share of CompuDyne Common Stock being entitled to one vote.

DIRECTORS AND EXECUTIVE OFFICERS OF COMPUDYNE

Name	Age	Positions with CompuDyne
Martin A. Roenigk	64	Director, Chairman, President and Chief Executive Officer: CompuDyne Corporation; Chairman: Norment Security Group, Inc., Norshield Corporation, Quanta Systems, LLC, Fiber SenSys, LLC, Tiburon, Inc., Xanalys Corporation, Signami DCS, LLC
Ronald J. Angelone	60	Director
David W. Clark, Jr.	70	Director
Albert R. Dowden	65	Director
Geoffrey F. Feidelberg	51	Director, Chief Financial Officer and Treasurer: CompuDyne Corporation; Treasurer, Vice President: Fiber SenSys, LLC, Norment Security Group, Norshield Corporation, Tiburon, Inc., Xanalys Corporation; Vice President: Quanta Systems, LLC
John H. Gutfreund	77	Director
Wade B. Houk	64	Director
Philip M. Blackmon	59	Executive Vice President: CompuDyne Corporation; President and Chief Executive Officer: Quanta Systems, LLC, Signami DCS, LLC
Gary T. Bunyard	47	President and Chief Executive Officer: Tiburon, Inc.
Gary Mangus	52	President: Institutional Security Systems; Acting President: Norshield
W.C. Rock	58	Vice President of Accounting, Corporate Controller, Corporate Secretary: CompuDyne Corporation; Corporate Secretary: Fiber SenSys, LLC, Norment Security Group, Norshield Corporation, Tiburon, Inc., Xanalys Corporation, Signami DCS, LLC

Martin A. Roenigk. Mr. Roenigk was elected Chairman of the Board of Directors, President and Chief Executive Officer of CompuDyne in August 1995. Mr. Roenigk is an Advisory Director of ThermoEnergy Corporation. He is also is a partner in BPH Properties, LLC and Crescent Properties, LLC and an officer of Basin Park Hotel, Inc. and Crescent Hotel & Spa, Inc.

Ronald J. Angelone. Mr. Angelone is the CEO of Correctional Solutions, Inc. (a corrections consulting and business development firm), and has served in such capacity since May 2003, after serving as Vice President of that company since September 2002. Mr. Angelone served as the Director of the Virginia Department of Corrections from 1994 to 2002. He is also the former Director of the Nevada Department of Prisons and the former Southern Regional Director of the Texas Department of Corrections. Mr. Angelone has been a director of CompuDyne since 2003.

David W. Clark, Jr. Mr. Clark is a Managing Director of Pryor & Clark Company, an investment holding company, and has served in such capacity since June 1993. He presently serves as a director of Checkpoint Systems, Inc. (manufacturing). Mr. Clark has been a director of CompuDyne since 1985.

Albert R. Dowden. Mr. Dowden is the former President and CEO of Volvo Group North America (transportation equipment). He presently serves as a director of AIM Funds (mutual funds), Annuity & Life Re (Holdings) Ltd. (re-insurance) and Homeowners of America Holding Corporation (insurance), and he is chairman of Cortland Trust and affiliated funds (money market funds) and Founder and Managing Director of The Boss Group (private investment and management firm). Mr. Dowden has been a director of CompuDyne since 2005.

Geoffrey F. Feidelberg. Mr. Feidelberg has served as the Chief Financial Officer and Treasurer of CompuDyne Corporation since July 2001. From 1999 until joining CompuDyne Corporation, Mr. Feidelberg was a private investor. Prior to 1999 Mr. Feidelberg was the Chief Operating Officer and the Chief Financial Officer of AquaPenn Spring Water Company, Inc., a New York Stock Exchange listed company. Mr. Feidelberg has been a director of CompuDyne since 2004.

John H. Gutfreund. Mr. Gutfreund is Senior Advisor and an Executive Committee member at C.E. Unterberg, Towbin and has served in such capacity since January 2002. He is also the President of Gutfreund & Co., Inc. (financial consulting), and has served in such capacity since 1993. He currently serves as a director for Evercel, Inc., LCA-Vision, Inc., and Montefiore Medical Center, at which he is also a member of the Executive Committee of the Board of Trustees and Finance and Real Estate Committees. Mr. Gutfreund is an Advisor for The Universal Bond Fund and a director and Chairman of the Board of Nutrition 21, Inc. Mr. Gutfreund has been a director of CompuDyne since 2004.

Wade B. Houk. Mr. Houk is the President of Houk Associates, LLC (a criminal justice consulting firm), and has held this position since 1999. Mr. Houk was the Assistant Director and Chief Financial Officer of the FBI from 1996 to 1999. Mr. Houk has been a director of CompuDyne since 2001.

Philip M. Blackmon is the Executive Vice President of CompuDyne Corporation, a position he has held since January 1995. Mr. Blackmon is the CEO and President of Quanta Systems, LLC, a position he has held since 1992.

Gary T. Bunyard served as the Acting President of Tiburon, Inc., a subsidiary of the Company, since July 2006 and was appointed the CEO and President of Tiburon, Inc. on March 15, 2007. Mr. Bunyard joined Tiburon, Inc. in 1990 and has held several other executive positions within the company, including Vice President of Sales and Marketing, Chief Operating Officer, President of Tiburon Justice Systems, Vice President of Corrections and Justice Products, as well as the President and Chief Executive Officer of the company from April 2003 until October 2004. From February 2005 until his appointment as Acting President of Tiburon, Inc. in July 2006, Mr. Bunyard pursued personal interests and was not an employee of the Company.

Gary Mangus has served as the President of the Company’s Institutional Security Systems segment since September 2002 and was appointed Acting President of Norshield on March 15, 2007. From March 1998 to August 2002, Mr. Mangus served as Vice President of Norment Security Group, Inc. Mr. Mangus joined Norment Security Group in January 1986.

W.C. Rock has served as the Vice President of Accounting, Corporate Controller and Secretary since July 2001. Mr. Rock joined the Company as the Chief Financial Officer and Secretary in 1996 upon the acquisition of Shorrock Electronic Systems.

Committees of the Board of Directors and Meetings of the Board of Directors

AUDIT COMMITTEE	COMPENSATION AND STOCK OPTION COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Wade B. Houk, Chair	John H. Gutfreund, Chair	David W. Clark, Jr., Chair
David W. Clark, Jr.	Ronald J. Angelone	Ronald J. Angelone
Albert R. Dowden	David W. Clark, Jr.	Albert R. Dowden
	Albert R. Dowden	John H. Gutfreund
	Wade B. Houk	Wade B. Houk

Pursuant to the Bylaws of the Company, the Board of Directors shall be not less than three or more than eleven. The Directors are divided into three classes, each class serving for a term of three years. To the extent practical, the stockholders elect one-third of the members of the Board of Directors annually. The Board of Directors has determined that all Directors, other than Messrs. Feidelberg and Roenigk, are considered independent directors, as defined in the listing standards of the National Association of Securities Dealers.

The Board of Directors has established three standing Committees of the Board: the Audit Committee, the Compensation and Stock Option Committee, and the Corporate Governance and Nominating Committee.

Audit Committee. Messrs. Clark, Dowden and Houk currently serve on the Audit Committee. The Board of Directors has determined that Messrs. Clark, Dowden and Houk are “audit committee financial experts” as defined under SEC rules. The Board of Directors has also determined that all of the members of the Audit Committee are independent as defined in the listing standards of the National Association of Securities Dealers. The Audit Committee has the responsibility to review the overall internal control systems of the Company, to engage the independent auditors to audit the books and records of the Company and to approve the scope of any audit to be conducted. The charter of the Audit Committee is available on the Corporate Governance section of CompuDyne’s website (www.compudyne.com). The Audit Committee held 16 (sixteen) meetings in 2006.

Compensation and Stock Option Committee. Messrs. Angelone, Clark, Dowden, Gutfreund and Houk currently serve on the Compensation and Stock Option Committee. The Board of Directors has determined that all members of the Compensation and Stock Option Committee are independent. The Compensation and Stock Option Committee has the authority to set the compensation of officers of the Company and to grant restricted stock awards, stock options and stock bonus awards to the employees of the Company. The charter of the Compensation and Stock Option Committee is available on the Corporate Governance section of CompuDyne’s website (www.compudyne.com). In 2006, the Compensation and Stock Option Committee held 4 (four) regular meetings and acted by the unanimous written consent of its members on 6 (six) occasions.

Corporate Governance and Nominating Committee. Messrs. Angelone, Clark, Dowden, Gutfreund and Houk currently serve on the Corporate Governance and Nominating Committee. The current members of the Corporate Governance and Nominating Committee were elected at the October 19, 2006 Board of Directors meeting. The Board of Directors has determined that all members of the Governance and Nominating Committee are independent. The Corporate Governance and Nominating Committee is responsible for implementing and developing policies and procedures relating to corporate governance, including monitoring and review of implementation of the Company’s Business Ethics Policy. In addition, the Committee develops and reviews background information on potential candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board’s annual review of Director independence and the Board’s performance self-evaluation. The charter of the Governance and Nominating Committee is available on the Corporate Governance section of CompuDyne’s website (www.compudyne.com). The Committee held 2 (two) meetings during 2006.

During 2006, the Board of Directors held 3 (three) regular and 5 (five) telephonic meetings. All Directors of the Company attended at least 75% of the aggregate of the meetings of the Board of Directors and 77% of the meetings of the Committees on which they served. The Company encourages all Directors to attend each annual meeting of stockholders, and two attended the 2006 annual meeting.

Although the Company has not developed a formal process by which stockholders may communicate directly with Directors, it believes that the process, in which any communication sent to the Board either generally or in care of the Chief Executive Officer, Corporate Secretary, or other corporate officer is forwarded to all members of the Board, has served the Board’s and the Company’s stockholders’ needs. There is no screening process, and all stockholder communications that are received by officers for the Board’s attention are forwarded to the Board. Until any other procedures are developed and posted on the Company’s corporate website, any communication to the Board should be mailed to the Board, in care of the Company’s Corporate Secretary, at the Company’s headquarters in Annapolis, Maryland. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Stockholder-Board Communication” or “Stockholder-Director Communication.” All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual Directors. The Secretary will make copies of all such letters and circulate them to the appropriate Director or Directors.

Stockholders may recommend Director candidates for consideration by the Governance and Nominating Committee by writing to the Company’s Corporate Secretary at the Company’s headquarters in Annapolis, Maryland, giving the candidate’s name, contact information, biographical data and qualifications. A written statement from the candidate consenting to be named as a candidate and, if nominated and elected, to serve as a Director should accompany any such recommendation.

Stockholders who wish to nominate a Director for election at an annual meeting of the stockholders of CompuDyne must submit a proposal for the following annual meeting. Stockholder proposals for an annual meeting of stockholders must be received at the principal executive offices of CompuDyne, 2530 Riva Road, Suite 201, Annapolis, Maryland 21401, no later than December 26, 2007 for inclusion in the proxy statement for such annual meeting.

In evaluating and determining whether to recommend a candidate for nomination to a position on the Company’s Board, the Governance and Nominating Committee will consider the criteria established by the Board and the Governance and Nominating Committee to determine a candidate’s suitability for board service, which criteria include high professional ethics and values, relevant experience and a commitment to enhancing stockholder value. In evaluating candidates for nomination, the Governance and Nominating Committee utilizes a variety of methods. The committee regularly assesses the size of the Board, whether any vacancies are expected due to retirement or otherwise, and the need for particular expertise on the Board. Candidates may come to the attention of the Governance and Nominating Committee from current Board members, stockholders, professional search firms, officers or other persons. The Governance and Nominating Committee will review all candidates in the same manner regardless of the source of the recommendation.

DIRECTOR COMPENSATION

The current Directors’ compensation was proposed by the Chairman of the Board in 2004 and approved by the Compensation and Stock Option Committee. Since 2004, in light of the Company’s financial results, no further increases have been proposed.

The following table provides compensation information for the one-year period ended December 31, 2006 for each member of our Board of Directors. Information regarding Stock Awards, Non-Equity Incentive Plan Compensation, and Change in Pension Value and Nonqualified Deferred Compensation Earnings has not been included in this table since those items are not part of the Company’s compensation package for Directors.

	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Ronald J. Angelone	$16,000	$56,342	$72,342
David W. Clark, Jr.	$26,000	$95,954	$121,954
Albert R. Dowden	$26,000	$63,261	$89,261
Geoffrey F. Feidelberg(3)	—	—	—
John H. Gutfreund	$16,000	$86,062	$102,062
Wade B. Houk	$36,000	$61,414	$97,414
J. Michael McConnell(4)	$16,000	$50,342	$66,342
Martin A. Roenigk(3)	—	—	—

(1)	For 2006, each of our non-employee Directors received a $4,000 quarterly retainer. In addition, $2,500 quarterly retainers were paid to the Audit Committee members and an additional $2,500 quarterly retainer was paid to the Audit Committee Chairman.
(2)	Each independent director receives 10,000 CompuDyne non-qualified stock options upon initial election as director, 5,000 of which vest after 2 years and the remaining of which vest after 3 years. Thereafter, each director is given an annual grant of 10,000 CompuDyne non-qualified stock options, 5,000 of which vest after 2 years and the remaining of which vest after 3 years. In 2006, each non-employee Director was granted 10,000 non-qualified options to purchase CompuDyne Common Stock on the date of the Annual Stockholder Meeting, which had a grant date fair value of $6.90 per option. Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”), of awards pursuant to the “2005 Stock Option Plan for Non-Employee Directors” and prior stock incentive plans no longer in effect and thus may include amounts from awards granted both in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note 16, “Stock-Based Compensation” to the Company’s audited financial statements for the fiscal year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 10, 2007. However as required, the amounts shown exclude the impact of estimated forfeitures. At fiscal year-end the aggregate number of option awards outstanding for each non-employee Director was as follows: Ronald J. Angelone 40,000; David W. Clark, Jr. 52,200; Albert R. Dowden 20,000; John H. Gutfreund 30,000; Wade B. Houk 46,500; John Michael McConnell 30,000.
(3)	See the Summary Compensation Table for disclosure related to Geoffrey F. Feidelberg and Martin A. Roenigk, who are also executive officers of the Company.
(4)	Mr. McConnell resigned as a Director effective February 12, 2007.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for the Company’s executive officers identified in the Summary Compensation Table (“Named Executive Officers”). The Compensation and Stock Option Committee of the Board of Directors (the “Committee”) makes all decisions for the total direct compensation, that is, the base salary, bonus awards, and stock options, of the Company’s executive officers, Directors, and the Named Executive Officers, based on its charter. The Committee’s charter can be found on CompuDyne’s website at www.compudyne.com.

The day-to-day design and administration of health and welfare and paid time-off plans and policies applicable to employees in general are handled by teams of human resources and finance department employees of the Company. The Committee (or Board) remains responsible for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies.

CompuDyne Corporation’s Business Environment

CompuDyne is a security product, information and technology company dedicated to continually striving to position the Company to meet the expanding requirements of the public security market. We are committed to the highest standards of ethics and integrity. We are responsible to our customers, to CompuDyne employees and their families, to the environments we inhabit, and to the societies we serve worldwide. In discharging our responsibilities, we do not take professional or ethical shortcuts. We are dedicated to the highest level of excellence. We strive to identify the most critical needs of consumers and customers, and we devote our resources to meeting those needs. Our ability to meet our responsibilities depends on maintaining a financial position that allows for investment in leading-edge technology that makes possible effective delivery of positive results. We recognize that the ability to excel, to most competitively meet society’s and customers’ needs, depends on the integrity, knowledge, imagination, skill, diversity and teamwork of our employees, and we value these qualities most highly. To this end, we strive to create an environment of mutual respect, encouragement and teamwork, an environment that rewards commitment and performance and is responsive to the needs of our employees and their families.

Compensation Program Objectives and Rewards

CompuDyne’s compensation and benefits programs are driven by its business environment and are designed to enable us to achieve our mission and adhere to Company values. The programs’ objectives are to:

•	Reflect CompuDyne’s position as an industry leader in the development of innovative products;

•	Attract, engage and retain the workforce that helps ensure our future success;

•	Motivate and inspire employee behavior that fosters a high-performance culture;

•	Support a one-company culture as well as a lean and flexible business model;

•	Support overall business objectives; and

•	Provide stockholders with a superior rate of return.

Consequently, the guiding principles of our programs are:

•	Enabling a high-performance organization;

•	Competitiveness in the marketplace in which we compete for talent;

•	Optimization of cost to the Company and value to employees;

•	Global consistency with business-driven flexibility; and

•	Simplicity, clarity and flawless delivery.

To this end, the Company will measure success of our programs by:

•	Overall business performance and employee engagement;

•	Ability to attract and retain key talent; and

•	Costs and business risks that are limited to levels that optimize risk and return.

Elements of CompuDyne’s Compensation Program

All of CompuDyne’s compensation and benefits for its Named Executive Officers described below have as a primary purpose the Company’s need to attract, retain and motivate the highly talented individuals who will engage in the behaviors necessary to enable the Company to succeed in its mission while upholding our values in a highly competitive marketplace. Beyond that, different elements are designed to engender different behaviors.

Base Salary

Base salary and benefits are designed to attract and retain employees over time. Executive officer base salaries are based on job responsibilities and individual contribution.

The Committee determines base salaries for executive officers, including the Named Executive Officers. The Company’s CEO proposes new base salary amounts based on his evaluation of individual performance, discussions with each individual over the course of the year, expected future contributions and comparison of the base salaries of the executive officers who report directly to the CEO to ensure internal equity. Executive officers may make recommendations to the CEO regarding compensation for their direct reports and also have the authority to determine the compensation of lower level staff. Total compensation, as defined in the Plan, is used in determining the amount of contributions permitted under the Company’s 401(k) plan.

Bonus Awards

Bonus awards are designed to focus employees on the objectives of the Company for a particular year, the important divisional goals for division heads, and individual objectives set at the start of the year in connection with their personal performance.

Long-Term Incentives (Stock Options)

Long-term incentives (stock options, CompuDyne’s employee incentive stock plan) focus executives’ efforts on the behaviors within the recipients’ control that they believe are necessary to ensure the long-term success of the Company, to be reflected in increases to the Company’s stock price over a sustained period of time, growth in its earnings per share and other elements. Stock option grants to executive officers are based on job responsibilities and potential for individual contribution, with reference to the levels of total direct compensation (total cash compensation plus the value of stock option grants). When it makes grants, the Committee also considers previous stock option grants. As with the determination of base salaries the Committee exercises judgment and discretion in view of the above criteria and its general policies. Stock options provide for financial gain derived from the potential appreciation in stock price from the date that the option is granted until the date that the option is exercised. The exercise price of stock option grants is set at fair market value on the day previous to the grant date. Under the employee incentive stock plan, the Company may not grant stock options at a discount to fair market value or reduce the exercise price of outstanding stock options. The Company does not grant stock options with a so-called “reload” feature, nor does it loan funds to employees to enable them to exercise stock options. The Company’s long-term performance ultimately determines the value of stock options, because gains from stock option exercises are entirely dependent on the long-term appreciation of the Company’s stock price. Employee stock options granted since 1995 vest and become exercisable in equal installments on the first, second, third, fourth and fifth anniversaries of the grant date and expire ten years from the grant date. Because a financial gain from stock options is only possible after the price of CompuDyne common stock has increased, the

Company believes grants encourage executives and other employees to focus on behaviors and initiatives that should lead to an increase in the price of CompuDyne common stock, which benefits all CompuDyne stockholders.

Accounting and Tax Considerations: Our stock option grant policies have been impacted by the implementation of SFAS No. 123R, which we adopted in the first quarter of fiscal year 2006. Under this accounting pronouncement, we are required to value unvested stock options granted prior to our adoption of SFAS 123R under the fair value method and expense those amounts in the statement of operations over the stock option’s remaining vesting period. On December 27, 2005, we accelerated the vesting of all outstanding stock options granted at a price of greater than or equal to $9.00 per option. Our current intent is to limit the number of options granted in any one year to reduce the annual earnings per share dilution from share-based compensation expense. We believe this strategy is best aligned with our Company philosophy because it is intended to limit future earnings dilution from options.

No Backdating or Spring Loading: CompuDyne does not backdate options or grant options retroactively. In addition, we do not plan to coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. CompuDyne’s options are granted at fair market value on a fixed date or event (such as an employee’s employment date), with all required approvals obtained in advance of or on the actual grant date. All grants require the approval of the Compensation and Stock Option Committee.

Fair market value previously had been consistently determined as the average of the high and low on the NASDAQ stock exchange on the grant date. Beginning in October 2006, the Company changed the determination of fair market value to the closing price on the day before the grant date, to be consistent with the new stock option plan approved by its stockholders. Some options issued prior to the change were priced at the average of the high and low on the grant date, although the new plan called for the closing price on the business day immediately preceding the grant date.

Benefits

As employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits and savings plans designed to enable the Company to attract and retain its workforce in a competitive marketplace. These benefits help ensure that the Company has a productive and focused workforce through reliable and competitive health and other benefits. Savings plans help employees, especially long-service employees, save and prepare financially for retirement.

CompuDyne’s 401(k) Plan allows highly compensated employees to contribute a percent of their base salary, up to the limits imposed by the Internal Revenue Code ($225,000 for 2007) on a pre-tax basis. The Company provides a 2.5 percent match on the first 5.0 percent of employee contributions, up to a maximum match of $5,000 per year, which vests over five years. Participants choose to invest their account balances from an array of investment options as selected by plan fiduciaries from time to time. The 401(k) Plan is designed to provide for distributions in a lump sum or installments after termination of service. However, loans, and in-service distributions under certain circumstances such as a hardship, attainment of age 59-1/2 or a disability, are permitted.

Perquisites

Certain of CompuDyne’s Named Executive Officers, along with other senior management employees, are provided a limited number of perquisites whose primary purpose is the Company’s desire to minimize distractions from the executives’ attention to important CompuDyne initiatives. An item is not a perquisite if it is integrally and directly related to the performance of the executive’s duties. An item is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for the convenience of the Company, unless it is generally available on a non-discriminatory basis to all employees.

The Company provides the following to certain of CompuDyne’s Named Executive Officers, which are described in Footnote 2 of the Summary Compensation Table:

•	Company car/car allowance

•	Exec-U-Care (health care insurance supplement)

The Company does not provide the Named Executive Officers with other perquisites such as split-dollar life insurance, reimbursement for legal counseling for personal matters, or tax reimbursement payments. The Company does not provide loans to executive officers.

Change in Control Arrangements

Change in control plans are designed to facilitate the Company’s ability to attract and retain executives as the Company competes for talented employees in a marketplace where such protections are commonly offered. In June 2005, the Board of Directors adopted the CompuDyne Corporation Retention Plan for Selected Employees (the “Plan”). The Board adopted the Plan as part of its ongoing, periodic review of the Company’s compensation and benefits programs and in recognition of the importance to the Company and its stockholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. The Plan was designed to protect stockholders interests by enhancing employee focus during rumored or actual change in control activity through incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending.

The Named Executive Officers as well as other key employees are eligible for benefits and payments if a change in control occurs as defined in the Plan. CompuDyne stock options generally vest upon a change in control.

SUMMARY OF OFFICER COMPENSATION

The following table summarizes the total compensation of our Named Executive Officers, who are the Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers in fiscal 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	All Other Compensation (2)	Total
Martin A. Roenigk	2006	$275,000	0	$99,658	$22,580	$397,238
Chairman, President & CEO

Geoffrey F. Feidelberg	2006	$286,529	0	$128,450	$14,470	$429,449
CFO and Treasurer

Bradley B. Wiggins (3)	2006	$244,538	$103,461	$85,212	$5,265	$438,476
COO; President: Attack Protection and Fiber Sensys, LLC; CEO: Tiburon, Inc.

Daniel A. Crawford (4)	2006	$334,156	0	$122,008	$23,549	$479,713
CEO/President, CompuDyne-Public Safety & Justice, Inc. (now Tiburon, Inc.)

Gary A. Mangus	2006	$187,615	0	$20,010	$15,306	$222,931
President, Institutional Security Systems; Acting President, Norshield

Philip M. Blackmon	2006	$140,774	$24,000	$16,296	$13,458	$194,528
Executive Vice President President: Quanta Systems, LLC

(1)	Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R, of awards pursuant to the “2005 Stock Incentive Compensation Plan for Employees” and prior stock incentive plans no longer in effect and thus may include amounts from awards granted both in and prior to 2006. Assumptions used in the calculation of these amounts are included in Note 16, “Stock-Based Compensation” to the Company’s audited financial statements for the fiscal year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 10, 2007. However as required, the amounts shown exclude the impact of estimated forfeitures.
(2)	Includes matching contributions made by CompuDyne in CompuDyne’s 401(k) Retirement Savings Plan and additional compensation as follows: Roenigk-matching contributions made by CompuDyne in the Employee Stock Purchase Plan and car allowance or personal use of a company car; Feidelberg-matching contributions made by CompuDyne in the Employee Stock Purchase Plan, car allowance or personal use of a company car, taxable life insurance, Exec-U-Care; Wiggins-taxable life insurance; Crawford-car allowance or personal use of a company car, taxable life insurance; Mangus-car allowance or personal use of a company car, taxable life insurance; Blackmon-matching contributions made by CompuDyne in the Employee Stock Purchase Plan, car allowance or personal use of a company car, and taxable life insurance.
(3)	Mr. Wiggins’ Employment Agreement was terminated effective March 30, 2007.
(4)	Mr. Crawford’s Employment Agreement was terminated on July 5, 2006. Mr. Crawford’s wages were paid through December 31, 2006 pursuant to his Employment Agreement.

Retention Agreements

There were no retention agreements with any individual Named Executive Officer other than those under the Retention Plan as described under the Change in Control Arrangements section on pages 12 and 15. That Plan provides for certain benefits upon a change in control of the Company. A change in control is defined as (i) for all participants, a merger of the Company with any third party which results in the Company’s stockholders immediately prior to the merger owning less than 50% of the common stock of the surviving company or the acquisition by any third party of equity securities representing more than 50% of the ownership of the Company or of its combined business; (ii) in regards to a participant who is an employee of a business unit, a merger of that business unit with any third party where the Company does not own the survivor or the sale to a third party of the securities of that business unit or assets representing more than 50% of the assets of that individual business unit as of the end of the last fiscal year; (iii) solely in the case of certain managers who work for the corporate unit and not one of the business units, the acquisition by any third party of equity securities or assets of businesses which represent more than 50% of the annual revenues of the Company for the last completed fiscal year; and (iv) solely in the case of certain other managers who work for the corporate unit and not one of the business units, the acquisition by any third party of equity securities or assets of businesses which represent more than one-third of the annual revenues of the Company for the last completed fiscal year.

The benefits to be received by an executive officer after a change in control occurs include receipt of a retention payment equal to the executive’s then current annual salary and the immediate vesting of any outstanding options previously granted to such executive officer. If a change of control occurred on December 31, 2006, certain of the executives’ outstanding options would accelerate. However, based on the closing price of $6.58 per share on December 29, 2006, none of the options that would vest upon a change in control would yield a profit because the closing price on December 29th did not exceed the exercise price of any of the options subject to acceleration.

Name	Retention Payment(1)	Intrinsic Value of Accelerated Vesting of Stock Options
Martin A. Roenigk	$275,000	$0
Geoffrey F. Feidelberg	$287,500	$0
Bradley B. Wiggins(2)	$260,000	$0
Daniel A. Crawford(3)	$315,000	$0
Gary A. Mangus	$189,000	$0
Philip M. Blackmon	$140,000	$0

(1)	Payment based on fiscal year 2006 salary.
(2)	Mr. Wiggins’ Employment Agreement was terminated effective March 30, 2007.
(3)	Mr. Crawford’s Employment Agreement was terminated on July 5, 2006. Mr. Crawford’s wages were paid through December 31, 2006 pursuant to his Employment Agreement.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT

AND CHANGE IN CONTROL AGREEMENTS

Employment Agreement with Brad Wiggins

On November 24, 2006 CompuDyne Corporation entered into an Employment Agreement with Brad Wiggins. The agreement extended through December 31, 2007. During the term Mr. Wiggins served as Chief Operating Officer of the Company. Mr. Wiggins also served in the following positions: President of the Company’s Attack Protection business unit, President of Fiber SenSys (a subsidiary of the Company), and CEO of Tiburon (a subsidiary of the Company). Mr. Wiggins received a base salary of $260,000 per year. In addition, Mr. Wiggins was entitled to receive certain incentive compensation and other benefits during the term of his employment as described in the Employment Agreement. The Agreement also provided for confidentiality, non-compete and non-solicitation covenants extending until one year following termination. Mr. Wiggins’ Employment Agreement was terminated effective March 30, 2007.

Termination of Employment Agreement with Daniel A. Crawford

On July 5, 2006, the Company terminated the Employment Agreement between the Company and Daniel A. Crawford, dated October 4, 2004 (the “Agreement”), in accordance with Item 4(d) of the Agreement.

Employment Agreement with Geoffrey Feidelberg

On April 10, 2007, CompuDyne Corporation entered into an Employment Agreement with Geoffrey Feidelberg. The Employment Agreement extends through December 31, 2008. During the term Mr. Feidelberg will serve as Chief Financial Officer of the Company, with a base salary of $288,750. In addition, Mr. Feidelberg is entitled to receive certain incentive compensation and other benefits during the term of his employment as described in the Employment Agreement. In the event that the Company terminates Mr. Feidelberg’s Employment Agreement for Cause, the Company shall pay Mr. Feidelberg his base salary and benefits otherwise payable to him through the last day of his actual employment. Termination for Cause shall be immediate, upon the election of the Company, and “Cause” is defined as (i) the persistent material failure of Mr. Feidelberg to perform his assigned duties for the Company, (ii) intentional and willful misconduct by Mr. Feidelberg, (iii) a material breach of Mr. Feidelberg’s Employment Agreement or the breach of any material written policy of the Company or any other agreement between Mr. Feidelberg and the Company or (iv) Mr. Feidelberg’s commission of any crime involving moral turpitude or any felony. The Employment Agreement also provides for confidentiality, non-compete and non-solicitation covenants. Under the non-compete covenant, Mr. Feidelberg may not directly or indirectly (i) compete with the Company, or assist any other person in doing so, (ii) recruit or solicit any of the Company’s employees or independent contractors or (iii) solicit or attempt to take away the Company’s business or customers. Mr. Feidelberg’s non-compete restrictions are effective during his employment at the Company until one-year following the earlier of his notice of termination or his last day of actual employment at the Company.

Change in Control Arrangements

Change in control plans are designed to facilitate the Company’s ability to attract and retain executives as the Company competes for talented employees in a marketplace where such protections are commonly offered. In June 2005, the Board of Directors adopted the CompuDyne Corporation Retention Plan for Selected Employees (the “Plan”). The Retention Plan was amended on June 15, 2007 to extend its term for one year from its original expiration date, until June 28, 2008. The Board adopted the Plan as part of its ongoing, periodic review of the Company’s compensation and benefits programs and in recognition of the importance to the Company and its stockholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. The Plan was designed to protect stockholder interests by enhancing employee focus during rumored or actual change in control activity through incentives to remain with the Company despite uncertainties while a transaction is under consideration or pending.

The Named Executive Officers as well as other key employees are eligible for benefits and payments if a change in control occurs as defined in the Plan. CompuDyne stock options generally vest upon a change in control.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to the options granted during or for the fiscal year ended December 31, 2006 to each of our executive officers listed in the Summary Compensation Table.

Name and Principal Position	Grant Date	All Other Option Awards: # of Securities Underlying Options(1)(2)	Exercise or Base Price of Option Awards(1)	Closing Price of Common Stock on Date of Grant	Grant Date Fair Value of Stock and Option Awards (3)
Martin A. Roenigk(4) Chairman, President & CEO	5/5/06	150,000	$6.950	$6.860	$758,235

Geoffrey F. Feidelberg CFO and Treasurer	2/24/06	20,000	$6.825	$6.730	$99,268

Bradley B. Wiggins(5)	2/15/06	20,000	$6.700	$6.800	$97,450
COO; President, Attack Protection and	5/17/06	28,580	$6.860	$6.830	$142,600
Fiber SenSys, LLC; CEO, Tiburon, Inc.	5/17/06	1,420	$6.860	$6.830	$7,085

Daniel A. Crawford(6) CEO/President, CompuDyne-Public Safety & Justice, Inc. (now Tiburon, Inc.)	2/24/06	20,000	$6.825	$6.730	$99,268

Gary A. Mangus President, Institutional Security Systems; Acting President, Norshield	2/24/06	20,000	$6.825	$6.730	$99,268

Philip M. Blackmon Executive Vice President; President, Quanta Systems, LLC	3/1/06	20,000	$6.695	$6.550	$97,560

(1)	The Exercise or Base Price was determined using the average of the high and low sale prices on the day of the option grant.
(2)	Options vest over five years, with 20% of total amount vesting on each grant anniversary date beginning on the first grant anniversary date.
(3)	The grant date fair value of each equity award has been computed in accordance with SFAS 123R.
(4)	Mr. Roenigk’s options were granted as non-qualified stock options, not incentive stock options.
(5)	Mr. Wiggins’ Employment Agreement was terminated effective March 30, 2007.
(6)	Mr. Crawford’s Employment Agreement was terminated on July 5, 2006. Mr. Crawford’s wages were paid through December 31, 2006 pursuant to his Employment Agreement.

Outstanding Equity Awards Value at Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options previously awarded to the executive officers named above at the fiscal year ended December 31, 2006. The number of options held at December 31, 2006 includes options granted under the CompuDyne Corporation 2005 Stock Incentive Compensation Plan for Employees. The “Stock Awards” section of this table has been eliminated because the Company does not grant any stock awards.

Name and Principal Position	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Option Awards Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price		Option Expiration Date
Martin A. Roenigk Chairman, President & CEO	05/05/2006	0	150,000		$6.950	05/04/2016

Geoffrey F. Feidelberg CFO and Treasurer	02/24/2006 09/01/2004 10/14/2003 07/27/2001	0 10,000 15,000 125,000	20,000 0 10,000 0	$ $ $ $	6.825 9.190 7.985 8.075	02/23/2016 08/31/2014 10/13/2013 07/26/2011

Bradley B. Wiggins (2) COO; President, Attack Protection and Fiber SenSys, LLC; CEO, Tiburon, Inc.	05/17/2006 02/15/2006 01/10/2005	0 0 10,000	30,000 20,000 40,000	$ $ $	6.860 6.700 7.125	05/16/2016 02/14/2016 01/09/2015

Daniel A. Crawford (3) CEO/President, CompuDyne-Public Safety & Justice, Inc. (now Tiburon, Inc.)	02/24/2006	0	20,000		$6.825	02/23/2016

Gary A. Mangus President, Institutional Security Systems; Acting President, Norshield	02/24/2006 08/05/2002 11/16/2001 08/21/2000	0 2,000 7,000 5,000	20,000 500 0 0	$ $ $ $	6.8250 8.500 10.420 7.500	02/23/2016 08/04/2012 11/15/2011 08/20/2010

Philip M. Blackmon Executive Vice President; President, Quanta Systems, LLC	03/01/2006 02/28/2002	0 10,000	20,000 0	$ $	6.695 12.210	02/29/2016 02/28/2012

(1)	Options become exercisable in five equal installments each year beginning on first anniversary of the grant date. All options with an exercise price of $9.00 or greater were immediately vested by the Compensation and Stock Option Committee on December 27, 2005.
(2)	Mr. Wiggins’ Employment Agreement was terminated effective March 30, 2007.
(3)	Mr. Crawford’s Employment Agreement was terminated on July 5, 2006. Mr. Crawford’s wages were paid through December 31, 2006 pursuant to his Employment Agreement.

Option Exercises

During the fiscal year ended December 31, 2006, no options were exercised by the named executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company currently does not have any related party transactions. The Company has a written policy requiring all related party transactions with any Director or executive officer of the Company to be approved by the Corporate Governance and Nominating Committee.

COMPENSATION AND STOCK OPTION COMMITTEE REPORT

The Compensation and Stock Option Committee, comprised of independent Directors, reviewed and discussed the above Compensation Discussion and Analysis (“CD&A”) with the Company’s management. Based on the review and discussions, the Compensation and Stock Options Committee recommended to the Company’s Board of Directors that the CD&A be included in these Proxy Materials.

Members of the Compensation and Stock Option Committee:

John H. Gutfreund, Chair

Ron Angelone

David W. Clark, Jr.

Albert R. Dowden

Wade B. Houk

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other CompuDyne filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein. The charter of the Audit Committee of the Board, as revised in April 2004, specifies that the purpose of the Committee is to assist the Board in its oversight of:

•	The integrity of CompuDyne’s financial statements and financial reporting processes;

•	The adequacy of CompuDyne’s system of internal accounting and financial controls;

•	CompuDyne’s compliance with ethics policies and applicable legal and regulatory requirements;

•	The qualifications and independence of CompuDyne’s independent auditors; and

•	The performance of CompuDyne’s independent auditors and of CompuDyne’s internal audit function.

The full text of the Committee’s charter is available on the Corporate Governance section of CompuDyne’s website (www.compudyne.com).

In carrying out these responsibilities, the Audit Committee, among other things:

•	Monitors preparation of quarterly and annual financial reports by CompuDyne’s management;

•

Supervises the relationship between CompuDyne and its independent auditors, including: having sole responsibility for the appointment, compensation, retention and oversight of the independent auditors; reviewing the scope of their audit services; and approving all non-audit services; and

•

Oversees management’s implementation and maintenance of effective systems of internal and disclosure controls, including review of CompuDyne’s policies relating to legal and regulatory compliance, ethics and conflicts of interests.

The Committee met 16 (sixteen) times during 2006. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee’s meetings include, whenever appropriate, executive sessions with CompuDyne’s independent auditors without the presence of CompuDyne’s management.

As part of its oversight of CompuDyne’s financial statements, the Committee reviews and discusses with both management and CompuDyne’s independent auditors all annual and quarterly financial statements prior to their issuance. During 2006, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Committee. These reviews included discussion with the independent auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of and the clarity of disclosures in the financial statements. The Committee also discussed with Aronson & Company (“Aronson”) matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Aronson to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). In addition, the Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of CompuDyne’s internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of CompuDyne’s internal auditing program, reviewing staffing levels and steps taken to implement recommended improvements in internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Committee members recommended to the Board that the Board approve the inclusion of CompuDyne’s audited financial statements in CompuDyne’s Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Members of the Audit Committee:

Wade B. Houk, Chair

David W. Clark, Jr.

Albert R. Dowden

SECURITIES OWNERSHIP OF MANAGEMENT

As of July 31, 2007 there were 8,438,615 shares of CompuDyne Common Stock issued and outstanding. The following table sets forth, as of July 31, 2007, the amount and nature of the beneficial ownership of CompuDyne Common Stock by all Directors, CompuDyne’s current Chief Executive Officer, CompuDyne’s current Chief Financial Officer and each Named Executive Officer, and all Directors and executive officers as a group. The content of this table is based upon information supplied by the Company’s executive officers and Directors, and represents the Company’s understanding of circumstances in existence as of July 31, 2007.

Title of Class	Name and Address(1)	Shares Owned(2)	Shares Under Exercisable Options		Convertible Notes(3)	Total Amount and Nature of Beneficial Ownership	Percent of Class Owned
Common Stock	Martin A. Roenigk	1,249,005	150,000	(4)	—	1,399,005	16.29%
Common Stock	Ron Angelone	—	50,000	(5)	—	50,000	*
Common Stock	Philip M. Blackmon	41,478	30,000	(6)	—	71,478	*
Common Stock	Gary T. Bunyard	—	—		—		—
Common Stock	David W. Clark, Jr.	20,866	61,500	(7)	10,799	93,165	*
Common Stock	Albert R. Dowden	—	30,000	(8)	—	30,000	*
Common Stock	Geoffrey F. Feidelberg	6,062	180,000	(9)	—	186,062	2.16%
Common Stock	John H. Gutfreund	—	40,000	(10)	—	40,000	*
Common Stock	Wade B. Houk	100	56,500	(11)	720	57,320	*
Common Stock	Gary Mangus	—	34,500	(12)	—	34,500	*
Common Stock	William C. Rock	18,587	20,000	(13)	—	38,587	*
Common Stock	All Directors and Officers as a Group (11 persons)**	1,336,098	652,500	(14)	11,519	2,000,117	22.0%

*	Less than 1%.
**	Since Mr. Wiggins ceased to be an executive officer on March 30, 2007 and Mr. Crawford ceased to be an executive officer on July 5, 2006, their holdings are not included in this table.
(1)	The address of each person listed in the table above is CompuDyne Corporation, 2530 Riva Road, Suite 201, Annapolis, MD 21401, unless otherwise listed.
(2)	Includes shares over which the owner holds voting and/or investment power.
(3)	Includes ownership of the Company’s 6.25% Convertible Subordinated Notes Due 2011 which are convertible into shares of Common Stock at a conversion price of $13.89 per share.
(4)	Represents 30,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 120,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(5)	Represents 25,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 25,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(6)	Represents 14,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 16,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(7)	Represents 36,500 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 25,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(8)	Represents 5,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 25,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.

(9)	Represents 154,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 26,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(10)	Represents 15,000 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 25,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(11)	Represents 31,500 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 25,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(12)	Represents 18,500 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 16,000 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(13)	Represents 19,200 shares issuable upon exercise of stock options vested on or before September 29, 2007 and (ii) 800 shares issuable upon exercise of stock options, the vesting of which will accelerate as a result of the transactions contemplated by the Merger Agreement.
(14)	See Notes 4 through 13 above.

SECURITIES OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to ownership, as of July 31, 2007, of the Company’s common stock by persons or entities who are known to be beneficial owners of more than five percent of the Company’s voting securities. The information contained in this table is based solely on information contained in Schedule 13Gs filed by these stockholders with the Securities and Exchange Commission.

Title of Class	Name and Address	Amount and Nature of Beneficial Ownership		Percent of Class Owned
Common Stock	Prescott Group Capital Management LLC	1,024,180	(1)	12.1%
	1924 South Utica Ave., Suite 1120
	Tulsa, OK 74104-6527

Common Stock	Heartland Advisors, Inc.	903,000	(2)	10.7%
	789 North Water Street
	Milwaukee, WI 53202

Common Stock	Dimensional Fund Advisors LP	530,489	(3)	6.3%
	1299 Ocean Avenue
	Santa Monica, CA 90401

Common Stock	Leviticus Partners, L.P./AMH Equity LLC/	440,000	(4)	5.2%
	Parameter Partners, LLC
	405 Lexington Avenue, 45th Floor
	New York, NY 10174

(1)	Pursuant to an amended Schedule 13G filed on January 26, 2007, consists of shares as to which Prescott Group Capital Management, L.L.C. possesses sole voting and investment authority on December 31, 2006. Prescott Group Capital Management, L.L.C. has sole voting and investment authority over 1,024,180 shares, Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. have shared voting and investment authority over 1,024,180 shares and Mr. Phil Frohlich, as principal of Prescott Group Capital Management, L.L.C., has sole voting and investment authority over 1,044,180 shares.
(2)	Pursuant to an amended Schedule 13G filed on February 12, 2007, consists of shares as to which Heartland Advisors, Inc. possesses shared voting and investment authority on December 31, 2006. Heartland Advisors, Inc. is an investment advisor. All 867,000 shares are owned by Heartland Advisors, Inc., by virtue of its investment discretion and voting authority granted by certain clients, and William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc., as its President and principal shareholder. Heartland Advisors, Inc. and Mr. Nasgovitz disclaim beneficial ownership of such shares.
(3)	Pursuant to an amended Schedule 13G filed on February 9, 2007, consists of shares as to which Dimensional Fund Advisors LP possesses sole voting and investment authority on December 31, 2006. Dimensional Fund Advisors LP is an investment advisor registered under Section 203 of the Investment Company Act of 1940. All 530,489 shares are owned by four investment companies registered under the Investment Company Act of 1940 to which Dimensional Fund Advisors LP furnishes investment advice and certain other commingled group trusts and separate accounts to which Dimensional Fund Advisors LP serves as investment manager. Dimensional Fund Advisors LP disclaims beneficial ownership of such shares.
(4)	Pursuant to a Schedule 13G filed on August 31, 2006, consists of shares as to which Leviticus Partners, L.P. possesses sole voting and investment authority over 425,000 shares on December 31, 2006 and Parameter Partners LLC possesses sole voting and investment authority over 15,000 shares of common stock of the Company. AMH Equity LLC is the general partner of both Leviticus Partners, L.P. and Parameter Partners LLC. All 440,000 shares are owned by Leviticus Partners, L.P., Parameter Partners LLC and AMH Equity LLC.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s Directors and executive officers, and persons who own more than 10% of the Company’s Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company on Forms 3, 4 and 5. Officers, Directors and 10% stockholders are required by SEC regulations to furnish the Company with copies of all Forms 3, 4, and 5 they file. Based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2006, the Company believes all Section 16(a) filing requirements applicable to its officers, Directors and 10% beneficial owners were complied with, with the following two exceptions, both due to administrative errors on the part of the Company:

•	Gary Bunyard, President & CEO of Tiburon, Inc., hired July 6, 2006, filed a delinquent Form 3 on 2/2/2007.

•	Gary Mangus, first appointed as an Officer of the Company in June of 2003, filed a delinquent Form 3 on 2/6/2007.

Both delinquent filings indicated that neither of these individuals had any ownership of stock in the Company.

Annex II

August 2, 2007

Board of Directors of CompuDyne Corporation

2530 Riva Road, Suite 201

Annapolis, Maryland 21401

Dear Sirs:

We understand that CompuDyne Corporation (“CompuDyne”), Gores Patriot Holdings, Inc. (the “Purchaser”) and Patriot Acquisition Corp., a wholly-owned subsidiary of Purchaser (“Merger Sub”) have negotiated an Agreement and Plan of Merger (the “Merger Agreement”), to be dated August 6, 2007 by and among CompuDyne, the Purchaser and Merger Sub, which provides, among other things, for (i) the offer (the “Offer”) by Merger Sub to purchase all of the issued and outstanding shares of common stock of CompuDyne (the “Common Stock”), and (ii) the subsequent merger (the “Merger”) of Merger Sub into CompuDyne. Such transaction is referred to herein as the “Transaction.” Pursuant to the terms set forth in the Merger Agreement, the Purchaser will pay to the stockholders of CompuDyne (the “Stockholders”) $7.00 for each share (the “Consideration”) of the Common Stock tendered in the Offer and accepted by Merger Sub, and each share of the Common Stock held by such Stockholders (other than Purchaser or Merger Sub) at the time of the Merger shall be converted into the right to receive the Consideration.

You have requested our opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of the Common Stock of the Consideration to be received by the Stockholders pursuant to the Transaction. We are not opining on, and this Opinion does not constitute an opinion with respect to, the relative merits of the Transaction as compared to any alternative transactions that might be available to CompuDyne, nor does it address CompuDyne’s underlying business decision to effect the Transaction, or any legal, tax or accounting issues concerning the Transaction.

We have based our analysis for the Opinion on such information, reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances, including the following:

1. Certain consolidated financial and other information about CompuDyne contained in CompuDyne’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2006, 2005, 2004, 2003, and 2002, and CompuDyne’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and 2006;

2. Copy of the proposal from The Gores Group, LLC and Stuart W. Mackiernan to CompuDyne dated June 29, 2007;

3. The draft Merger Agreement, including all Schedules and Exhibits thereto, dated July 27, 2007;

4. Certain publicly available financial data for certain companies in lines of business that we deem comparable or otherwise relevant to CompuDyne or its divisions and the terms of recent transactions that we consider comparable or otherwise relevant to the Transaction, including, without limitation, publicly available prices;

5. Discounted cash flow analyses of CompuDyne prepared by us utilizing the financial information provided by CompuDyne to estimate valuation ranges for CompuDyne;

6. Certain internal financial information, forecasts and analyses prepared by the management of the Company;

7. The current and historical market prices of CompuDyne Common Stock, as well as the trading volume and public float of such common stock;

8. Premiums paid analysis prepared by us utilizing selected transactions we deemed appropriate;

9. The trading price history of CompuDyne Common Stock for the period we deemed appropriate;

10. Conversations with both management of CompuDyne and Morgan Keegan & Company, Inc. with respect to CompuDyne’s Public Safety and Justice division sale process;

11. Information obtained by us in connection with our performance of comprehensive marketing to potential buyers or merger candidates of CompuDyne’s Institutional Security Systems, Norshield, FiberSenSys, and Integrated Electronic Systems divisions; and

12. A “Sum of the Parts” analysis of CompuDyne prepared by us utilizing financial information provided by CompuDyne and information garnered through the relevant division sale processes to estimate valuation ranges for CompuDyne as if CompuDyne divested its operating units and realized proceeds from such divestiture.

In addition to the foregoing, we have performed such other financial studies and analyses and considered such other information as we deemed appropriate.

In addition to reviewing the information as enumerated above, we have met with and participated in discussions with members of senior management of CompuDyne concerning its businesses and financial condition and prospects, including recent financial performance. With respect to financial estimates and projections provided to us, we have assumed without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments by management as to the future results of operations and financial performance of CompuDyne. We have also assumed that there has been no material change in the assets or financial condition of CompuDyne since the date of the most recent financial statements for CompuDyne made available to us. No facts have actually come to our attention that would cause us to believe that such assumptions are invalid as a whole. We have further relied upon the assurance of CompuDyne’s management that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. We have assumed that the Transaction as contemplated by the Merger Agreement will be consummated as described in the form reviewed by us without any material amendments or modifications thereto and that all representations and warranties in the Merger Agreement of the parties thereto are true and accurate in all material respects.

We have not independently verified the accuracy and completeness of the information supplied to us, or that was publicly available, with respect to CompuDyne, and have relied on it being complete and accurate in all material respects and we are not assuming any responsibility for independent verification of such information. We have not met with or had any discussions with any representatives of CompuDyne (other than certain members of the senior management of CompuDyne referred to above) including CompuDyne’s independent accounting firm. We have made no independent investigation of any legal or accounting matters affecting CompuDyne, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to CompuDyne and its Boards of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and the transactions contemplated by, the Merger Agreement. We have not made any independent appraisal or physical inspection of any of the properties or assets of CompuDyne, have not made an independent appraisal or evaluation of CompuDyne’s assets or liabilities and have not been provided with such an evaluation or appraisal. We have assumed that the negotiations with the Purchaser with respect to the Transaction have been on an arms length basis.

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Our Opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us as of the date of this letter. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on or consider events occurring after the date hereof. We are not expressing an opinion herein with respect to the prices at which CompuDyne’s capital stock may trade subsequent to disclosure of the Transaction.

We have provided advisory services to the Board of Directors of CompuDyne in an effort to facilitate the Transaction, and we will receive a fee for such services if the Transaction is consummated. We will also receive a fee for providing this Opinion, which shall be paid by CompuDyne; however, such fee is not contingent upon consummation of the Transaction. CompuDyne has also agreed to reimburse our expenses incurred in rendering this Opinion and to indemnify us against certain liabilities arising out of our engagement in connection therewith. We do not actively trade the debt or equity securities of CompuDyne for our own accounts or for the accounts of customers.

This Opinion does not constitute a recommendation as to how to vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, nor does it indicate that the Consideration is the best possible consideration under any circumstances.

This letter, including the contents hereof, is solely intended for the benefit and use of CompuDyne’s Board of Directors and as such is not to be relied upon by any other person or used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this Opinion may be included in its entirety in any filing made by CompuDyne with the Securities and Exchange Commission in respect of the Transaction and CompuDyne may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior written approval of USBX.

Based upon the foregoing, including the various assumptions and limitations set forth herein, and in reliance thereon, it is our opinion that, as of the date hereof the Consideration is fair, from a financial point of view, to the Stockholders.

/s/    John Mack III

USBX ADVISORY SERVICES LLC

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